    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2003.

                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM F-8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                                APF ENERGY TRUST
             (Exact name of registrant as specified in its charter)

             ALBERTA                                   1311                        NOT APPLICABLE
(Providence or other jurisdiction of        (Primary Standard Industrial          (I.R.S. Employer
  incorporation or organization)             Classification Code Number)        Identification Number)

                           2100, 144-4th AVENUE, S.W.
                        CALGARY, ALBERTA, CANADA T2P 3N4
                                 (403) 294-1000
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                                    TORYS LLP
                                 237 PARK AVENUE
                               NEW YORK, NY 10017
                              ATTN: ANDREW J. BECK
                                 (212) 880-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                  NANCY PENNER
                                PARLEE MCLAWS LLP
                            3400, 150-6th STREET, S.W.
                        CALGARY, ALBERTA, CANADA T2P 3Y7
                                 (403) 294-7000

                                  ------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, as amended, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

========================================================================================================
                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF        AMOUNT TO BE      OFFERING PRICE      AGGREGATE OFFERING    REGISTRATION
SECURITIES TO BE REGISTERED    REGISTERED (1)        PER UNIT               PRICE               FEE (2)
--------------------------------------------------------------------------------------------------------
Trust Units                        282,713               (2)                 (2)                 $190
========================================================================================================

      (1) The maximum number of shares that may be issued in the United States pursuant to the transaction described herein, based upon the best available information regarding the number of United States common shareholders of Canscot Resources Ltd. as of August 12, 2003.

      (2) In accordance with General Instruction IV.G. of Form F-8, the registration fee is calculated on the basis of the market value of common shares of Canscot Resources Ltd. to be received by APF Energy Trust and APF Energy Inc. from U.S. holders of Canscot Resources Ltd., as of August 12, 2003, of Cdn.$3,239,932 (U.S.$2,338,964).
            Such value is calculated based upon 1,250,939 common shares of Canscot Resources Ltd. estimated to be held by U.S. holders on August 12, 2003, and a market value per common share of Cdn.$2.59 (U.S.$1.87) (based upon the average of the high and low prices for such common shares on the TSX Venture Exchange on August 12, 2003). For purposes of this calculation, Cdn.$1.00 = U.S$0.7219 which is the inverse of the Federal Reserve Bank of New York's Noon Buying Rate for Canadian dollars on August 12, 2003.

      If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

                                     PART I
         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

ITEM 1.           HOME JURISDICTION DOCUMENTS

                  Offer to Purchase and Circular, dated August 18, 2003. Letter of Transmittal
                  Notice of Guaranteed Delivery

ITEM 2.           INFORMATIONAL LEGENDS

                  See the cover page of the Offer to Purchase and Circular, dated August 18, 2003.

ITEM 3.           INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

                  See the heading "Business and Properties of the Offeror--Incorporation by Reference" in the Offer to Purchase and Circular, dated August 18, 2003.

ITEM 4.           LIST OF DOCUMENTS FILED WITH THE COMMISSION

                  See the heading "Documents Filed as Part of the U.S. Registration Statement" in the Offer to Purchase and Circular, dated August 18, 2003.

No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONTACT YOUR FINANCIAL, LEGAL OR OTHER PROFESSIONAL ADVISOR.


                            [APF ENERGY TRUST LOGO]


                              OFFER TO PURCHASE BY
                     APF ENERGY INC. AND APF ENERGY TRUST OF
                     ALL OF THE OUTSTANDING COMMON SHARES OF
                             CANSCOT RESOURCES LTD.
    FOR $2.60 PER SHARE ON THE BASIS OF, AT THE ELECTION OF THE SHAREHOLDER:

           0.226 OF A TRUST UNIT OF APF ENERGY TRUST (THE "TRUST UNIT
            ALTERNATIVE"), FOR EACH COMMON SHARE OF CANSCOT OR $2.60
             IN CASH (THE "CASH ALTERNATIVE"), FOR EACH COMMON SHARE
               OF CANSCOT OR A COMBINATION OF CASH AND TRUST UNITS

The Offer by APF Energy Inc. ("APF ENERGY") and APF Energy Trust (the "TRUST"), (APF Energy and the Trust collectively called the "OFFEROR") is for all CanScot Shares presently outstanding, including all CanScot Shares which may be issued on the exercise of outstanding options, warrants or other rights to purchase CanScot Shares. THE OFFER IS OPEN FOR ACCEPTANCE AT ANY TIME PRIOR TO 2:00 P.M. (CALGARY TIME) ON SEPTEMBER 23, 2003, UNLESS WITHDRAWN OR EXTENDED. The Offer may be withdrawn if, among other conditions, at the expiry of the Offer Period, certificates representing less than 90% (on a "DILUTED BASIS", as defined herein) of the outstanding CanScot Shares have been deposited under the Offer and not withdrawn.


           THE BOARD OF DIRECTORS OF CANSCOT HAS ANNOUNCED THAT IT HAS
                 RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

APF Energy has entered into Lock-Up Agreements with the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit an aggregate of 4,343,784 CanScot Shares (which includes 1,306,000 CanScot Shares issuable upon the exercise of CanScot Options), representing approximately 29.5% of the issued and outstanding CanScot Shares (on a diluted basis), to the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

Shareholders who intend to accept the Offer should deposit their share certificates, together with the enclosed Letter of Transmittal, properly completed and executed in accordance with the instructions in the Letter of Transmittal at any of the offices of Computershare Trust Company of Canada (the "DEPOSITARY") listed in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery". Persons whose CanScot Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their CanScot Shares.
                                   ----------

                      THE DEALER MANAGER FOR THE OFFER IS:

                          CANACCORD CAPITAL CORPORATION

                                    (cover page continued on the following page)

Questions and requests for assistance may be directed to the Depositary and additional copies of this Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are available from the Depositary at any of its offices set forth in the Letter of Transmittal.

The CanScot Shares are listed and posted for trading on the TSX Venture Exchange ("TSX-V"). On July 31, 2003, the last day on which the CanScot Shares traded prior to the public announcement of the Offer, the closing price of the CanScot Shares on the TSX-V was $2.12.

The Trust Units are listed and posted for trading on the Toronto Stock Exchange ("TSX"). On August 5, 2003, the last trading day prior to the public announcement of the Offer, the closing price of the Trust Units on the TSX was $11.69. On August 15, 2003, the closing price of the Trust Units on the TSX was $12.02.

SHAREHOLDERS SHOULD BE AWARE THAT THE DISPOSITION OF CANSCOT SHARES MAY HAVE TAX CONSEQUENCES. SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS. SEE "CANADIAN FEDERAL INCOME TAX CONSEQUENCES" IN THE CIRCULAR, AS APPLICABLE.

                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

WE ARE PERMITTED TO PREPARE THIS OFFER AND CIRCULAR IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRACTICES, AND THEY MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

OWNING THE TRUST UNITS MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS OFFER AND CIRCULAR DOES NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. EACH HOLDER OF CANSCOT SHARES THAT IS SUBJECT TO UNITED STATES TAXATION SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF SUCH MATTERS.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE ORGANIZED IN ALBERTA, CANADA, SOME OR ALL OF OUR OFFICERS AND DIRECTORS AND SOME OR ALL OF THE EXPERTS NAMED IN THIS OFFER AND CIRCULAR ARE CANADIAN RESIDENTS, AND SOME OR ALL OF OUR ASSETS ARE LOCATED IN CANADA.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS OFFER AND CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 August 18, 2003

                               TABLE OF CONTENTS


                                                                                             Page
                                                                                             ----
FORWARD LOOKING STATEMENTS ................................................................   iii
ABBREVIATIONS AND DEFINITIONS .............................................................     1
SUMMARY ...................................................................................     5
OFFER .....................................................................................    11
     1.  The Offer ........................................................................    11
     2.  Definitions ......................................................................    11
     3.  Manner and Time of Acceptance ....................................................    12
     4.  Conditions of the Offer ..........................................................    14
     5.  Payment for Deposited Shares .....................................................    15
     6.  Extension and Variation of the Offer .............................................    16
     7.  Rights to Withdraw ...............................................................    16
     8.  Mail Service Interruption ........................................................    17
     9.  Notice and Delivery ..............................................................    18
     10. Market Purchases and Sale of CanScot Shares ......................................    18
     11. Acquisition of CanScot Shares Not Deposited and Appraisal Rights .................    18
     12. Return of Securities .............................................................    21
     13. Transfer of CanScot Shares .......................................................    21
     14. Other Terms of the Offer .........................................................    22
CIRCULAR ..................................................................................    23
INFORMATION RELATING TO APF ENERGY TRUST/APF ENERGY INC. ..................................    23
APF ENERGY TRUST ..........................................................................    23
     General ..............................................................................    23
APF ENERGY INC. ...........................................................................    23
APF ACQUISITION TRUST .....................................................................    23
APF ENERGY LIMITED PARTNERSHIP ............................................................    24
DISTRIBUTIONS TO UNITHOLDERS ..............................................................    24
TRADING HISTORY ...........................................................................    25
CONSOLIDATED CAPITALIZATION OF THE TRUST ..................................................    25
BUSINESS AND PROPERTIES OF THE OFFEROR ....................................................    26
     Incorporation by Reference ...........................................................    26
     Recent Developments ..................................................................    28
     Selected Financial and Pro-Forma Financial Information ...............................    28
     Selected Operational Information .....................................................    30
INFORMATION CONCERNING CANSCOT ............................................................    31
     Incorporation ........................................................................    31
     General ..............................................................................    31
     Recommendation of the Board of Directors of CanScot ..................................    31
     Capitalization of CanScot ............................................................    31
     Dividend Record and Policy of CanScot ................................................    31
     Previous Distributions/Acquisitions of CanScot Shares ................................    32
     Price Range and Volume of Trading of CanScot Shares ..................................    32
     Effect of the Offer on Market and Listing ............................................    32
     Material Changes in Affairs of CanScot and Other Information .........................    32
INFORMATION CONCERNING THE OFFEROR AND CANSCOT ............................................    33
     Existing Business Relationship Between the Offeror and CanScot .......................    33

                                   ii

     Ownership of CanScot Shares ..........................................................    33
     Trading in CanScot Shares ............................................................    33
     Commitments to Acquire Securities of CanScot .........................................    33
     Arrangements Between the Trust or APF Energy and the Directors and Officers of CanScot    33
     Arrangements Between the Trust or APF Energy and Shareholders of CanScot .............    34
OFFER FOR CANSCOT SHARES ..................................................................    34
     Background to the Offer ..............................................................    34
     Purpose of the Offer .................................................................    36
     Plans for CanScot ....................................................................    37
     Terms and Conditions of the Offer ....................................................    37
     Acceptance of the Offer ..............................................................    37
     Securities Regulatory Matters ........................................................    37
     Source of Funds ......................................................................    37
     Expenses of the Offer ................................................................    37
     Depositary ...........................................................................    38
     Soliciting Dealer Group ..............................................................    38
CANADIAN FEDERAL INCOME TAX CONSEQUENCES ..................................................    38
     General ..............................................................................    38
     Certain Income Tax Considerations Associated with the Offer ..........................    39
     Certain Tax Considerations Regarding the Trust and the Trust Units ...................    41
     Unitholders Resident in Canada .......................................................    43
     Unitholders Not Resident in Canada ...................................................    44
LEGAL MATTERS .............................................................................    44
AUDITORS, REGISTRAR AND TRANSFER AGENT ....................................................    45
STATUTORY RIGHTS ..........................................................................    45
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT ................................    45
CONSENTS ..................................................................................    46
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002 ..................    52
PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 31, 2003 .............    58
APPROVAL AND CERTIFICATE OF APF ENERGY INC. AND APF ENERGY TRUST ..........................    65

                           FORWARD LOOKING STATEMENTS

This Offer and Circular contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Offer and Circular that address activities, events or developments that the Offeror expects or anticipates may or will occur in the future are forward looking statements, and indicate such things as:

     o   the timing of the acquisition of CanScot in accordance with the Offer;

     o   the performance characteristics of the existing properties of APF
         Energy;

     o oil and natural gas reserve quantities and the discounted present value of these reserves;

     o   the amount and nature of capital expenditures;

     o   plans for drilling wells;

     o prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;

     o   timing and amount of future production;

     o   operating and other costs;

     o expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;

     o   business strategies and plans of management; and

     o   prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond the control of the Offeror, including:

     o   the impact of general economic conditions;

     o industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;

     o   uncertainty of estimates of oil and natural gas reserves;

     o impact of competition, availability and cost of seismic, drilling and other equipment;

     o operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;

     o fluctuations in foreign exchange or interest rates and stock market volatility; and

     o the timing and success of integrating the business and operations of acquired companies.

These factors should not be considered exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. Except as required by law, we undertake no obligation to update these forward looking statements.

                          ABBREVIATIONS AND DEFINITIONS

In the Offer and the Circular, the abbreviations set forth below have the following meanings:

"M$"            thousands of dollars         "MCF"        1,000 cubic feet
"MM$"           millions of dollars          "MMCF"       1,000,000 cubic feet
                                             "BCF"        1,000,000,000 cubic feet
"BBLS"          barrels                      "MCF/D"      one thousand cubic feet per day
"MBBLS"         1,000 barrels                "MMCF/D"     one million cubic feet per day
"MSTB"          1,000 stock tank barrels     "MMBTU"      one million BTUs
"MMBBLS"        1,000,000 barrels
"BBL/D"         barrels per day              "BOE"        barrels of oil equivalent
                                             "MBOE"       1,000 barrels of oil equivalent
"M3"            cubic metre volume           "BOE/D"      barrels of oil equivalent per day
"NGL"           natural gas liquids          "BTU"        British thermal unit


Note: For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

"ABCA" means the Business Corporations Act (Alberta) and the regulations thereto, as the same may be amended from time to time;

"ACQUISITION AGREEMENT" means the pre-offer agreement between APF Energy and CanScot dated August 5, 2003;

"APF PARTNERSHIP" means APF Energy Limited Partnership;

"APF RESERVE REPORT" means the report of GLJ, independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ;

"ARTC" means the Alberta royalty tax credit;

"BUSINESS DAY" means any day, other than a Saturday, Sunday or statutory or civic holiday, in the City of Calgary, in the Province of Alberta;

"CANSCOT" means CanScot Resources Ltd., a corporation incorporated under the ABCA;

"CANSCOT OPTIONS" means the outstanding options to acquire CanScot Shares pursuant to CanScot's stock option plan and any other options, rights or warrants to acquire CanScot Shares;

"CANSCOT SHARES" means the Common Shares in the share capital of CanScot as constituted on the date hereof and includes, where the context so requires, all Common Shares issued on the exercise of currently outstanding rights, conversion privileges, options or warrants to acquire Common Shares in the capital of CanScot;

"CASH ALTERNATIVE" means, for each CanScot Share, $2.60 cash;

"CIRCULAR" means the offering circular of the Offeror that accompanies and forms part of the Offer and which is attached hereto;

"COMPULSORY ACQUISITION" means an acquisition pursuant to statutory rights of purchase pursuant to Part 16 of the ABCA;

"CORPORATION" means APF Energy Inc.;

"DEALER MANAGER" means Canaccord Capital Corporation;

"DEFERRED PURCHASE OBLIGATION" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource properties acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the Royalty granted by such parties to the Trust;

"DEPOSITARY" means Computershare Trust Company of Canada at the offices specified in the Letter of Transmittal;

"DILUTED BASIS" means, with respect to the CanScot Shares, such number of outstanding CanScot Shares calculated at any time assuming that all outstanding options, warrants and other rights to purchase CanScot Shares are exercised;

"DISTRIBUTABLE INCOME" means the sum of: (a) the Royalty received by the Trust together with ARTC and interest earned by the Trust from permitted investments less the sum of the Trust's share of Crown royalties, the Trust's share of other Crown charges and the direct cash expenses of the Trust; and (b) 100% of income from investments by the Trust in shares, notes and other investments calculated before depreciation, amortization and depletion;

"ELIGIBLE INSTITUTION" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"ESTABLISHED RESERVES" means proved reserves plus 50% of probable reserves;

"EXPIRY DATE" means September 23, 2003, unless the Offer is extended (pursuant to Section 6 of the Offer herein), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires;

"EXPIRY TIME" means 2:00 p.m. (Calgary time) on the Expiry Date;

"GLJ" means Gilbert Laustsen Jung Associates Ltd.;

"HAWK" means Hawk Oil Inc.;

"HAWK RESERVE REPORT" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk, and mechanically updated to January 1, 2003;

"INCOME TAX ACT" means the Income Tax Act (Canada), as the same may be amended from time to time;

"INITIAL TAKE-UP DATE" means the date that the Offeror first takes up CanScot Shares pursuant to the Offer;

"KINWEST" means Kinwest Resources Inc.;

"LETTER OF TRANSMITTAL" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"LOCK-UP AGREEMENTS" means the separate agreements between APF Energy and the Tendering Shareholders pursuant to which the Tendering Shareholders have agreed to deposit under the Offer, subject to certain conditions, and not to withdraw, except in certain circumstances, an aggregate of 4,343,784 CanScot Shares (which includes 1,306,000 CanScot Shares issuable upon the exercise of CanScot Options), representing approximately 29.5% of the issued and outstanding CanScot Shares (on a diluted basis);

"MATERIAL ADVERSE CHANGE" means: (a) any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a party which is materially adverse to the business, operations or financial condition of that party; or (b) with respect to CanScot, a previously undisclosed encumbrance of material significance on CanScot's assets; but "MATERIAL ADVERSE CHANGE" shall not include a change resulting from: (i) a matter that has been publicly disclosed or of which the other party has been advised of in writing as of the date of the Acquisition Agreement; (ii) a change directly resulting from an action taken by one party to which the other party consented in writing; (iii) conditions affecting the oil and gas industry in the jurisdictions in which APF Energy or CanScot holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes; or (iv) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"MATERIAL ADVERSE EFFECT" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, prospects or financial condition or affairs of APF Energy or CanScot, as the case may be, on a consolidated basis, other than a change (or any condition, event or development involving a prospective change) (i) which arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to the other party prior to the date of the Acquisition Agreement, (ii) resulting from conditions affecting the oil and gas industry in the jurisdiction in which APF Energy or CanScot, as the case may be, holds their respective assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or
(iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

"MCDANIEL" means McDaniel & Associates Consultants Ltd.;

"MCDANIEL REPORT" means the evaluation of the petroleum and natural gas reserves of CanScot and the future net production revenues therefrom effective January 1, 2003;

"MINIMUM CONDITION" has the meaning ascribed thereto in subsection (a) of
Section 4 of the Offer, "Conditions of the Offer";

"NOTES" means the promissory notes issued by APF Partnership to the Trust from time to time;

"NOTICE OF GUARANTEED DELIVERY" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer and which is incorporated into and forms part of the Offer;

"NYCAN" means Nycan Energy Corp.;

"NYCAN RESERVE REPORT" means the report of Ashton Jenkins Mann Associates Ltd. ("AJM"), independent petroleum consultants, dated November 14, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Nycan;

"OFFER" means the offer to purchase the CanScot Shares made by the Offeror on the basis of, at the election of a Shareholder, 0.226 of a Trust Unit for each CanScot Share or $2.60 in cash for each CanScot Share, or a combination of cash and Trust Units;

"OFFEROR" means APF Energy and the Trust;

"OFFER PERIOD" means the period commencing on August 18, 2003 and ending at the Expiry Time;

"PROPERTIES" means the working, royalty or other interests of APF Energy and APF Partnership in any petroleum and natural gas rights, tangibles or miscellaneous interests which APF Energy and APF Partnership may own from time to time;

"ROYALTY" means the entitlement to 99% of the Royalty Income derived from the Properties;

"ROYALTY INCOME" means production revenues from the Properties less the sum of production costs (which include Crown royalties and other royalties), debt service charges, and general and administrative costs;

"SECOND STAGE TRANSACTION" has the meaning ascribed thereto under Section 11 of the Offer, "Acquisition of CanScot Shares Not Deposited and Appraisal Rights";

"SELLCO" means a joint venture partner of Kinwest, all of the securities of which were acquired by APF Energy on May 30, 2002;

"SHAREHOLDER" or "SHAREHOLDERS" mean, respectively, one or more holders of CanScot Shares;

"SUBSEQUENT TAKE-UP DATE" means each date after the Initial Take-up Date that the Offeror takes up CanScot Shares pursuant to the Offer;

"SUBSIDIARY" has the meaning ascribed thereto in the ABCA;

"SUPERIOR TAKE-OVER PROPOSAL" means any bona fide written Take-over Proposal which, in the opinion of CanScot's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to CanScot and to Shareholders;

"TAKE-OVER PROPOSAL" means, in respect of CanScot or its assets, any proposal or offer by an entity other than APF Energy regarding any take-over bid (as defined by applicable securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of CanScot Options) such that a purchaser would thereafter beneficially own 15% of the issued and outstanding CanScot Shares, or other business combination or similar transaction involving CanScot other than the Offer;

"TENDERING SHAREHOLDERS" means those directors, officers, employees, key consultants and shareholders of CanScot who executed and delivered Lock-Up Agreements to APF Energy;

"TRUST" means APF Energy Trust;

"TRUST INDENTURE" means the trust indenture of the Trust dated as of October 10, 1996, as amended and restated, between the Trustee and the Corporation;

"TRUST UNIT ALTERNATIVE" means, for each CanScot Share, 0.226 of a Trust Unit;


"TRUST UNITS" means an equal undivided beneficial interest in the Trust;


"TRUSTEE" means Computershare Trust Company of Canada, its predecessors and successors, as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange and its predecessors;

"UNITED STATES" or "U.S." mean the United States of America, its territories and possessions, any state of the United States and he District of Columbia;

"UNITHOLDER" or "UNITHOLDERS" means, respectively, one or more holders of Trust Units;

"WTI" means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

In this Offer, the Circular and the Letter of Transmittal, references to "DOLLARS" and "$" are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

                                     SUMMARY

The following is a summary only of the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety by the more detailed provisions contained in those documents. Capitalized terms used herein, where not otherwise defined, have the meanings ascribed thereto in the accompanying Abbreviations and Definitions. The information concerning CanScot contained herein and in the Offer and Circular has been taken from, or is based upon, publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all CanScot Shares presently outstanding and all CanScot Shares which may be issued prior to the Expiry Date on the exercise of outstanding options, warrants or other rights to purchase CanScot Shares.

The basis of the Offer is, at the election of the Shareholder and for each CanScot Share:

     (i)      0.226 of a Trust Unit (the "TRUST UNIT ALTERNATIVE"); or

     (ii)     $2.60 in cash (the "CASH ALTERNATIVE"); or

     (iii)    a combination of cash and Trust Units.


SHAREHOLDERS ARE REQUIRED TO ELECT EITHER THE CASH ALTERNATIVE, THE TRUST UNIT ALTERNATIVE OR A COMBINATION THEREOF UNDER THE OFFER, FOR EACH CANSCOT SHARE HELD. WHERE NO ELECTION IS MADE OR WHERE THE ELECTION IS NOT PROPERLY MADE, THE DEPOSITING SHAREHOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE CASH ALTERNATIVE FOR ALL OF THEIR CANSCOT SHARES DEPOSITED UNDER THE OFFER.

           THE BOARD OF DIRECTORS OF CANSCOT HAS ANNOUNCED THAT IT HAS
                 RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

The Offer is made only for the CanScot Shares and is not made for any options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing CanScot Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

TIME FOR ACCEPTANCE

The Offer is open for acceptance until 2:00 p.m. (Calgary time) on September 23, 2003, unless extended by the Offeror. See Section 3 of the Offer, "Manner and Time of Acceptance".

THE TRUST AND APF ENERGY

APF Energy Trust is an unincorporated open-ended investment trust created under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". the Trust's assets consist primarily of the Royalty and the Notes issued by APF Energy to the Trust. The Notes of APF Energy entitle the Trust to receive payments of principal and interest in accordance with the terms of the Notes.

Holders of Trust Units are the beneficiaries of the Trust. Unitholders indirectly receive the benefit of the Royalty consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Notes received by the Trust from APF Energy.

If CanScot became a wholly-owned subsidiary of APF Energy, CanScot may be amalgamated into or wound-up into APF Energy or an affiliate of APF Energy. It is intended that the Trust will receive royalty income on the additional revenues generated from oil and gas properties of CanScot.

DISTRIBUTIONS

The Trust makes monthly distributions, on the 15th of the month, to Unitholders of record on the last day of the previous month. ANY CANSCOT SHARES TENDERED TO THE OFFER AND TAKEN UP AND PAID FOR ON OR BEFORE SEPTEMBER 30, 2003 WILL BE ELIGIBLE TO RECEIVE THE DISTRIBUTION TO UNITHOLDERS OF RECORD ON SEPTEMBER 30, 2003, PAYABLE ON OR ABOUT OCTOBER 15, 2003.

CANSCOT RESOURCES LTD.

CanScot is an exploration and production company whose principal business is the exploration, development and exploitation of natural gas reserves, both in west central Alberta and in the Powder River Basin of north eastern Wyoming. While CanScot does explore and develop conventional natural gas and crude oil reserves, its primary focus is concentrating on the exploration and development of coalbed methane in Canada and the Unites States.

PURPOSE OF THE OFFER

The purpose of the Offer is to enable the Offeror to acquire all of the CanScot Shares. See the section of the Circular entitled "Offer for CanScot Shares - Purpose of the Offer".

ACQUISITION OF CANSCOT SHARES NOT DEPOSITED

If the Offeror takes up and pays for the CanScot Shares validly deposited under the Offer, the Offeror intends to exercise its statutory rights, if available, to acquire all of the CanScot Shares not deposited under the Offer or will pursue some other means of acquiring such shares. See Section 11 of the Offer, "Acquisition of CanScot Shares Not Deposited and Appraisal Rights".

MANNER OF ACCEPTANCE

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal or a manually signed photocopy thereof and deposit it (together with certificates representing their CanScot Shares and all other documents required by the Letter of Transmittal) at or prior to the Expiry Time, at the office of the Depositary specified in the Letter of Transmittal. SHAREHOLDERS WHOSE CANSCOT SHARES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT THEIR NOMINEE TO DEPOSIT THEIR CANSCOT SHARES.

Shareholders are advised that use of the mail to transmit certificates representing their CanScot Shares and the Letter of Transmittal is at each holder's risk. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor obtained or that registered mail be used.

ALL SIGNATURES ON THE LETTER OF TRANSMITTAL, ON CERTIFICATES REPRESENTING CANSCOT SHARES AND, IF NECESSARY, ON THE NOTICE OF GUARANTEED DELIVERY, MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION, UNLESS OTHERWISE PROVIDED.

For detailed information as to the manner in which Shareholders may validly accept the Offer, see Section 3 of the Offer, "Manner and Time of Acceptance" and the Letter of Transmittal.

PROCEDURE FOR GUARANTEED DELIVERY

If a Shareholder wishes to deposit CanScot Shares pursuant to the Offer and the certificates representing such shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such shares may nevertheless be deposited pursuant to the Offer. See Section 3 of the Offer, "Manner and Time of Acceptance - Procedure for Guaranteed Delivery".

ACQUISITION AGREEMENT

On August 5, 2003, APF Energy and CanScot entered into the Acquisition Agreement pursuant to which APF Energy agreed to make an offer, either directly or through one or more related entities, to purchase all of the outstanding CanScot Shares. In the Acquisition Agreement, CanScot represented that its board of directors had unanimously approved (with the exception of Donald Engle, who abstained, as he is also a director of APF Energy) the execution of the Acquisition Agreement, had determined that it would be in the best interest of Shareholders to recommend acceptance of the Offer to such holders, had determined that the Offer is fair to the Shareholders and is in the best interests of CanScot and the Shareholders and that it would recommend acceptance of the Offer by the Shareholders. CanScot also agreed with APF Energy that, among other things, it would: (a) immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal; (b) not solicit, initiate or encourage (including, without limitation, by way of furnishing information) any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF Energy and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF Energy and CanScot, including any Take-over Proposal; (c) not participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in clause (b) herein; (d) not release any third party from any confidentiality or standstill obligation set forth in any agreement to which CanScot and such third party are parties except for the standstill obligation in connection with a Superior Take-over Proposal by such third party. The foregoing are subject to certain limited exceptions if certain conditions are met and such action is necessary for the board of directors of CanScot to act in a manner consistent with its fiduciary duties or as required by law. CanScot agreed that it will promptly advise APF Energy of any communication related to a proposed Take-over Proposal and that it will not enter into any agreement regarding a Superior Take-over Proposal without providing APF Energy with an opportunity to amend the Offer to provide for substantially similar financial terms to those of the Superior Take-over Proposal.

CanScot has agreed to pay APF Energy a non-completion fee of $1.5 million in certain circumstances.

See the sections of the Circular entitled "Offer for CanScot Shares - Background to the Offer - Acquisition Agreement" and "Offer for CanScot Shares - Background to the Offer - Non-Completion Fee".

LOCK-UP AGREEMENTS

Pursuant to the Lock-Up Agreements, the Tendering Shareholders, who hold an aggregate of 4,343,784 CanScot Shares (which includes 1,306,000 CanScot Shares issuable upon the exercise of CanScot Options), representing approximately 29.5% of the issued and outstanding CanScot Shares (on a diluted basis), have agreed to accept the Offer and deposit such shares in accordance with the terms of the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

See the section of the Circular entitled "Offer for CanScot Shares - Background to the Offer - Lock-Up Agreements".

CONDITIONS

The Offeror may withdraw or terminate the Offer and not take up and pay for, or may extend the time for taking up and paying for, any CanScot Shares deposited hereunder unless each of the following conditions, as well as all of the other conditions of the Offer set forth in Section 4 of the Offer "Conditions of the Offer" have been satisfied or waived by the Offeror:

     (a) at the Expiry Time, and at the time the Offeror first takes up and pays for CanScot Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding CanScot Shares (calculated on a diluted basis); and

     (b) there shall have been no Material Adverse Change with respect to CanScot since the date of the Acquisition Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror and, subject to the Acquisition Agreement, may be waived by it in whole or in part at its sole option at any time and from time to time without prejudice to any other rights which the Offeror may have. See Section 4 of the Offer, "Conditions of the Offer", for further particulars of the conditions attached to the Offer.

PAYMENT FOR DEPOSITED SHARES

Upon satisfaction or waiver of the conditions of the Offer, the Offeror, as soon as is practicable in the circumstances and in any event within three Business Days of the Expiry Time, shall accept for payment and pay for CanScot Shares validly tendered and not properly withdrawn. Any CanScot Shares deposited pursuant to the Offer after the first date on which CanScot Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit. See Section 5 of the Offer, "Payment for Deposited Shares".

RIGHTS TO WITHDRAW

All deposits of CanScot Shares pursuant to the Offer are irrevocable except as provided in Section 7 of the Offer, "Rights to Withdraw".

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

Shareholders resident in Canada who deposit CanScot Shares pursuant to the Offer will be required to report the sale as a taxable transaction for Canadian federal income tax purposes and may realize a capital gain or loss. The consequences arising on a Second Stage Transaction will depend upon the form of the transaction and the consideration offered. See the section of the Circular entitled "Canadian Federal Income Tax Consequences".

SELECTED FINANCIAL AND PRO-FORMA FINANCIAL INFORMATION

The following table sets out certain financial information for the Trust, APF Energy, Kinwest and the Sellco properties, Hawk, Nycan and CanScot and pro-forma consolidated financial information for the Trust/APF Energy after giving effect to the Offer and certain other adjustments. THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE TRUST SET FORTH UNDER "PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS - YEAR ENDED DECEMBER 31, 2002" AND "PRO-FORMA CONSOLIDATED FINANCIAL AGREEMENTS - THREE MONTHS ENDED MARCH 31, 2003 (COLLECTIVELY, THE "UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS").

The pro-forma adjustments are based upon the assumptions described in the notes to the Unaudited Pro-Forma Consolidated Financial Statements. The Unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the completion of the acquisition of the CanScot Shares actually occurred at the time contemplated by the notes to the Unaudited Pro-Forma Consolidated Financial Statements.

The information presented below and in "Unaudited Pro-Forma Consolidated Financial Statements" assumes all of the CanScot Shares are exchanged for aggregate consideration of $34.89 million (before transaction costs) comprised of $34.89 million in cash.

                                                                  For the year ended December 31, 2002
                                    -----------------------------------------------------------------------------------------------
                                                Kinwest/Sellco(2)                                                       Pro-Forma
                                    Trust(1)       Properties          Hawk(1)       Nycan(1)         CanScot(1)       Consolidated
                                    --------    -----------------      -------       --------         ----------       ------------
($ thousands)                                     (unaudited)                                                           (unaudited)

Oil and natural gas sales
(net of royalties)                   73,637            8,204           16,421            9,682            5,294          113,238
Operating expenses                   19,748            1,959            4,572            2,953            1,653           30,884
Income before taxes and
minority interests for the
year                                  4,635            2,254            6,227            2,227              296           10,774


                                                               For the three month period ended March 31, 2003
                                    -----------------------------------------------------------------------------------------------
                                                                                                                        Pro-Forma
                                                        Trust             Hawk           Nycan            CanScot      Consolidated
                                                        -----             ----           -----            -------      ------------
($ thousands)                                         (unaudited)     (unaudited)(3)   (unaudited)      (unaudited)    (unaudited)

Oil and natural gas sales (net of royalties)            35,001           2,647            4,246           2,504          44,398
Operating expenses                                       6,719             670              757             414           8,560
Income before taxes and minority interests for
the year                                                14,655            (356)           2,099           1,085          16,466


See the notes to the Unaudited Pro-Forma Consolidated Financial Statements for adjustments.

NOTES:

(1)  Financial information is derived from the audited financial statements.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3)  Financial information for Hawk is for the one month ended January 31, 2003.

                                                                                As at March 31, 2003
                                                  ---------------------------------------------------------------------------------
                                                                                                     Pro-forma          Pro-forma
                                                  The Trust(1)      Nycan(1)        CanScot(1)    Adjustments(2)(3   Consolidated(3)
                                                  ------------      --------        ----------    ----------------   ---------------
                                                  (unaudited)     (unaudited)              (unaudited)                 (unaudited)
                                                               (in thousands of Canadian dollars, except share amounts)

Total assets                                        367,917           38,242           21,235           55,190           482,583
Bank debt and working capital                        93,466            6,294            1,650          (25,968)           75,441
Shareholders'/Unitholders' equity                   177,825           20,222           13,213           66,529           277,789
Weighted average units outstanding - basic           25,161               --               --               --            30,461
  (thousands for the three months ended
  March 31, 2003)


NOTES:

(1) The Trust consolidated financial information was obtained from the Trust's unaudited consolidated financial statements for the three months ended March 31, 2003, the Nycan consolidated financial information was obtained from Nycan's unaudited consolidated financial statements for the three months ended March 31, 2003 and the CanScot consolidated financial information was obtained from CanScot's unaudited consolidated financial statements for the three months ended March 31, 2003.
(2) Includes the effect of the financings pursuant to the prospectuses of the Trust dated March 19, 2003 and June 26, 2003.
(3) The Unaudited Pro-Forma Consolidated Financial Statements are not necessarily indicative of results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results of operations that may be obtained in the future.

See "Unaudited Pro-Forma Consolidated Financial Statements" for adjustments.

The pro-forma information does not include acquisitions that are not deemed to be significant.

SELECTED OPERATIONAL INFORMATION

The following table sets forth certain operational information with respect to APF Energy, Kinwest and Sellco properties, Hawk, Nycan and CanScot.


                                                              APF           Kinwest/
                                                        Energy(1)(2)(5)  Sellco(2)(3)(5)  Hawk(1)(6)  Nycan (4)(5)(7)  CanScot(8)
                                                        ---------------  ---------------  ----------  ---------------  ----------
Proved Reserves(1)(2)
     (before royalties)
     Crude oil and NGLs (mbbl)                                 21,078                                         722           200
     Natural gas (mmcf)                                        70,295                                      21,813         8,525

Established Reserves(1)(2)
     (before royalties)
     Crude oil and NGLs (mbbl)                                 25,169                                         971           290
     Natural gas (mmcf)                                        81,742                                      26,404        22,221

Present Worth Value of Reserves ($000)(1)(2)
     (Escalated Prices, 10% discount rate, pre-tax)
     Proved Reserves                                          284,212                                      43,391        17,324
     Established Reserves                                     320,417                                      51,364        27,964

Production
     (before royalties, year ended December 31, 2002)
     (3)
     Crude oil and NGLs (bbl/d)                                 5,451         1,598          800              252           170
     Natural gas (mcf/d)                                       18,488         1,578        7,670            5,966         3,339
     Oil equivalent (boe/d at 6 mcf/boe)                        8,532         1,861        2,078            1,246           726

Production
     (before royalties, three months ended March 31,
     2003)(6)
     Crude oil and NGLs (bbl/d)                                 6,609                        999              362           142
     Natural gas (mcf/d)                                       28,745                      8,975            5,656         3,932
     Oil equivalent (boe/d at 6 mcf/boe)                       11,400                      2,495            1,305           797

Undeveloped Land Holdings
     (net acres)(2)(5)                                        221,989                                      57,991        30,884

NOTES:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report and the Hawk Reserve Report effective January 1, 2003.
(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Kinwest and the Sellco properties, Paddle River and Hawk.
(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.
(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002. In the Nycan Reserve Report operating costs for well lease and processing costs were split into three categories; fixed per year; fixed per well per month, and variable. The fixed per year component of operating costs includes lease costs, property taxes and overhead and was held constant over the project life. The fixed per well per month component consists of the balance of the related well operation costs. These costs were reduced over time on the assumption that operator and field efficiencies would be incorporated into the property operation. The variable component consists of costs that are directly related to the wells' production rates.
(5) Reserves as at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.
(6)  Hawk production information is for the one month ended January 31, 2003.
(7) For the year ended December 31, 2002, Nycan's working interest production was 91,980 bbls of oil and NGLs, 2,177,500 mcf of natural gas, being a total of 454,900 boe.
(8) The proven and probable reserve volumes and values are based upon the McDaniel Report effective January 1, 2003. U.S. reserve values are converted using an exchange rate of $1 U.S. dollar equals $1.55 Cdn. dollars.

SOLICITING DEALER GROUP

Canaccord Capital Corporation has been retained to act as dealer manager in connection with the Offer and to solicit acceptances of the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges in Canada to solicit acceptances of the Offer. See the section of the Circular entitled, "Offer for CanScot Shares - Soliciting Dealer Group".

DEPOSITARY

The Offeror has engaged Computershare Trust Company of Canada as the Depositary for the receipt of certificates from Shareholders in respect of CanScot Shares and Letters of Transmittal deposited under the Offer.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their CanScot Shares directly with the Depositary.

SHAREHOLDERS SHOULD CONTACT THE DEALER MANAGER OR THE DEPOSITARY OR THEIR BROKER OR DEALER FOR ASSISTANCE IN ACCEPTING THE OFFER AND IN DEPOSITING CANSCOT SHARES WITH THE DEPOSITARY.

                                      OFFER

                                                                 August 18, 2003

TO:    THE HOLDERS OF CANSCOT SHARES

1.     THE OFFER

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all CanScot Shares presently outstanding and all CanScot Shares which may be issued prior to the Expiry Time on the exercise of outstanding options, warrants or other rights to purchase CanScot Shares.

The basis of the Offer is, at the election of the holder and for each CanScot
Share:

     (i)     0.226 of a Trust Unit (the "TRUST UNIT ALTERNATIVE"); or

     (ii)    $2.60 in cash (the "CASH ALTERNATIVE"); or

     (iii)   a combination of cash and Trust Units.

In lieu of fractional Trust Units, each registered Shareholder accepting the Offer that would otherwise receive a fraction of a Trust Unit will receive cash for such fractional interest computed on the basis of $11.50 per Trust Unit. If a Shareholder (registered or beneficial) deposits more than one certificate for CanScot Shares which are taken up under the Offer, the consideration to be paid to such Shareholder will be computed on the basis of the aggregate number of CanScot Shares deposited by such Shareholder.

SHAREHOLDERS MAY ELECT EITHER THE CASH ALTERNATIVE, THE TRUST UNIT ALTERNATIVE OR A COMBINATION THEREOF FOR EACH CANSCOT SHARE HELD. WHERE NO ELECTION IS MADE OR WHERE THE ELECTION IS NOT PROPERLY MADE, THE DEPOSITING SHAREHOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE CASH ALTERNATIVE FOR ALL OF THEIR CANSCOT SHARES DEPOSITED UNDER THE OFFER.

           THE BOARD OF DIRECTORS OF CANSCOT HAS ANNOUNCED THAT IT HAS
                 RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

The Offer is made only for the CanScot Shares and is not made for any options, warrants or other rights to purchase such securities. Any holder of such securities who wishes to accept the Offer should exercise the options, warrants or other rights in order to obtain certificates representing CanScot Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options, warrants and other rights that they will have share certificates available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner and Time of Acceptance -Procedure for Guaranteed Delivery".

THE ACCOMPANYING CIRCULAR, LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY ARE INCORPORATED INTO AND FORM PART OF THE OFFER AND CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Offer is subject to certain conditions as detailed in Section 4 of the Offer, "Conditions of the Offer". If such conditions are met or waived, the Offeror will take up and pay for the CanScot Shares duly deposited and not withdrawn under the Offer in accordance with the terms hereof. All of the terms and conditions of the Offer may be waived or modified (subject to applicable law) by the Offeror, without prejudice to any other right which the Offeror may have, by notice in writing delivered to the Depositary at its principal office in Calgary, Alberta.

2.     DEFINITIONS

Certain terms used in this Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are defined in "Abbreviations and Definitions".

3.     MANNER AND TIME OF ACCEPTANCE

Letter of Transmittal

To accept the Offer, certificates representing the CanScot Shares, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof and all other documents required by the Letter of Transmittal, must be received at or prior to the Expiry Time by the Depositary at the office listed in the Letter of Transmittal.

ALL SIGNATURES ON THE LETTER OF TRANSMITTAL, ON CERTIFICATES REPRESENTING THE CANSCOT SHARES AND, IF NECESSARY, ON THE NOTICE OF GUARANTEED DELIVERY, MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION, UNLESS OTHERWISE PROVIDED.

In lieu of depositing certificates representing the CanScot Shares with the Depositary, such certificates may be deposited in compliance with the procedure for guaranteed delivery set forth below at or prior to the Expiry Time.

If a Letter of Transmittal is signed by a person other than the registered holder of the CanScot Shares deposited therewith, the certificate must be endorsed or accompanied by an appropriate security transfer or stock power of attorney duly and properly completed by the registered holder. THE SIGNATURE ON SUCH CERTIFICATE, TRANSFER OR POWER OF ATTORNEY MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION.

The deposit of the CanScot Shares pursuant to any of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit CanScot Shares pursuant to the Offer and the certificates representing such CanScot Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such CanScot Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

      (a) such deposit is made by or through an Eligible Institution;

      (b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed photocopy thereof, is received by the Depositary at or prior to the Expiry Time at its office listed in the Letter of Transmittal; and

      (c) the certificates representing deposited CanScot Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such CanScot Shares and any other documents required by such Letter of Transmittal, are received at the same office of the Depositary, prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX-V after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary AND MUST INCLUDE A SIGNATURE GUARANTEED BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THE NOTICE OF GUARANTEED DELIVERY.

General

In all cases, payment for CanScot Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the CanScot Shares and a properly completed and duly executed Letter of Transmittal or a manually signed photocopy thereof covering such shares, with signatures guaranteed if so required in accordance with the instructions contained in the Letter of Transmittal and any other required documents.

THE METHOD OF DELIVERY OF CERTIFICATES REPRESENTING THE CANSCOT SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE DEPOSITING SHAREHOLDER. THE OFFEROR RECOMMENDS THAT SUCH CERTIFICATES AND DOCUMENTS BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT BE OBTAINED. IF SUCH CERTIFICATES OR DOCUMENTS ARE MAILED, THE OFFEROR RECOMMENDS THAT REGISTERED MAIL, RETURN RECEIPT OR ACKNOWLEDGEMENT OF RECEIPT REQUESTED, BE USED AND THAT PROPER INSURANCE BE OBTAINED.

Holders of CanScot Shares registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing CanScot Shares.

The execution by a Shareholder of a Letter of Transmittal irrevocably constitutes and appoints any officer of APF Energy, and each of them, and any other person designated by APF Energy in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of such holder with respect to the CanScot Shares deposited therewith and purchased by the Offeror (the "PURCHASED SECURITIES") and with respect to any dividends, distributions, payments, securities, rights, assets or other interests (collectively, as used in this paragraph, the "OTHER SECURITIES") declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after August 5, 2003, effective from the date that the Offeror takes up and pays for the Purchased Securities (the "EFFECTIVE DATE"), with full power of substitution, in the name and on behalf of such Shareholder, to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the books of CanScot and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Transmittal. Further, a Shareholder who executes the Letter of Transmittal, unless otherwise agreed to by the Offeror, agrees, among other things, from and after the Effective Date:

      (a) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of CanScot;

      (b) not to exercise any or all of the other rights or privileges attached to any Purchased Securities or Other Securities; and

      (c) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder thereof.

At the Effective Date, all prior proxies given by the holder of such Purchased Securities with respect thereto and to such Other Securities shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

The deposit of CanScot Shares pursuant to the procedures herein will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer including the depositing Shareholder's representation and warranty that:

      (a) such person has full power and authority to deposit, sell, assign and transfer the CanScot Shares and any Other Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer such CanScot Shares or Other Securities to any other person;

      (b) such Shareholder owns the CanScot Shares and any Other Securities within the meaning of the applicable securities laws;

      (c) the deposit of such CanScot Shares and any Other Securities complies with applicable securities laws; and

      (d) when such CanScot Shares and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of CanScot Shares or Other Securities deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and the depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any CanScot Shares or Other Securities. The Offeror's interpretation of the terms and conditions of the Offer will be final and binding.

THERE SHALL BE NO OBLIGATION ON THE OFFEROR OR THE DEPOSITARY TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES IN ANY DEPOSIT AND NO LIABILITY SHALL BE INCURRED BY ANY OF THEM FOR FAILURE TO GIVE ANY SUCH NOTICE. THE OFFEROR RESERVES THE RIGHT TO PERMIT THE OFFER TO BE ACCEPTED IN A MANNER OTHER THAN THAT SET OUT ABOVE.

4.     CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, but subject to the provisions of the Acquisition Agreement, the Offeror may withdraw or terminate the Offer and not take up and pay for, or may extend the period of time during which the Offer is open, and postpone taking up and paying for the CanScot Shares deposited, unless all of the following conditions are satisfied or waived by the
Offeror:

      (a) at the Expiry Time, and at the time the Offeror first takes up and pays for CanScot Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 90% of the outstanding CanScot Shares (calculated on a diluted basis) (the "MINIMUM CONDITION");

      (b) all requisite regulatory approvals, orders, rulings, exemptions and consents (including, without limitation, those of any stock exchanges and securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof) shall have been obtained on terms and conditions satisfactory to the Offeror in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and no objection or opposition shall have been filed, initiated or made by any governmental agency or regulatory authority during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome which has or will likely have a Material Adverse Effect on the Offeror's ability to take up and pay for all of the CanScot Shares tendered to the Offer or complete a compulsory acquisition or any subsequent acquisition transaction or which, in the sole discretion of the Offeror, acting reasonably, is or would be materially adverse to the business of CanScot or to the value of the CanScot Shares to the Offeror;

      (c) (i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which CanScot carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgement of the Offeror, acting reasonably:

          (A) has the effect or may have the effect of cease trading the CanScot Shares, or enjoining, prohibiting or imposing material limitations, damages or conditions on the making of the Offer, or the purchase by, or the sale to, the Offeror of the CanScot Shares or the right of the Offeror to own or exercise full rights of ownership of the CanScot Shares;

          (B) has had or, if the Offer was consummated, would result in, a Material Adverse Change in respect of CanScot or, in the case of
               (ii) above, would have a Material Adverse Effect on CanScot or the Offeror; or

          (C) has a Material Adverse Effect on the completion of any Compulsory Acquisition or any Second Stage Transaction;

      (d) the Offeror shall have determined in its sole judgement, acting reasonably, that there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the CanScot Shares under the Offer or completing any Compulsory Acquisition or Second Stage Transaction in respect of any CanScot Shares not acquired under the Offer;

      (e) (i) CanScot shall not have breached, or failed to comply with, in any material respect, any of its material covenants, representations, warranties or other obligations under the Acquisition Agreement, and

          (ii) all representations and warranties of CanScot contained in the Acquisition Agreement shall have been true and correct in all material respects as of the date of the Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter; provided that CanScot has been given notice of and three Business Days to cure any such breach, failure to comply or misrepresentation;

      (f) the Acquisition Agreement shall not have been terminated and no material provision of the Acquisition Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms;

      (g) there shall have been no Material Adverse Change in respect of CanScot since the date of the Acquisition Agreement; and

      (h) the Offeror shall have entered into employment agreements satisfactory to the Offeror with Messrs. Allan and Rosenstein.

The conditions described above are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances or, subject to the Acquisition Agreement, may be waived by the Offeror in its sole discretion, at any time and from time to time before the Expiry Time without prejudice to any other rights which the Offeror may have under the Offer.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice by the Offeror to that effect. If the Offer is withdrawn, the Offeror shall not be obligated to take up and pay for any CanScot Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited CanScot Shares and the Letters of Transmittal to the persons by whom they were deposited.

5.     PAYMENT FOR DEPOSITED SHARES

CanScot Shares deposited pursuant to the Offer will not be taken up by the Offeror prior to the Expiry Time. Upon satisfaction or waiver of the conditions of the Offer, the Offeror shall, as soon as is practicable in the circumstances and in any event within three Business Days after the Expiry Time, take up and pay for CanScot Shares validly tendered under the Offer and not properly withdrawn. Any CanScot Shares deposited pursuant to the Offer after the first date on which CanScot Shares have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

The Offeror will pay for the CanScot Shares purchased by it pursuant to the Offer by providing the Depositary with sufficient Trust Units and monies for transmittal to Shareholders whose CanScot Shares are purchased. The Depositary will act as the agent of persons who have deposited CanScot Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons.

Settlement with Shareholders will be effected by the Depositary by forwarding to each holder of CanScot Shares a certificate for the Trust Units issuable pursuant to the Offer or a cheque for the cash amount payable pursuant to the Offer or both, as applicable. Unless otherwise directed in the Letter of Transmittal, the cheque and the certificate representing Trust Units will be issued in the name of the registered holder of the CanScot Shares so deposited.

Fractional Trust Units will not be issued. In lieu of fractional Trust Units cash will be paid for such fractional interest computed on the basis of $11.50 per Trust Unit for each registered Shareholder.

Unless the person who deposits the CanScot Shares instructs the Depositary to hold the Trust Units (and if the Shareholder elects to receive the Cash Alternative, the cheque) for pick-up by checking the appropriate box in the Letter of Transmittal, Trust Units (and if applicable, the cheque) will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is therein specified, the Trust Units (and if applicable, the cheque) will be forwarded to the address of the holder as shown on the Shareholders' register maintained by CanScot.

If any deposited CanScot Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more CanScot Shares than are deposited pursuant to the Offer, certificates for unpurchased CanScot Shares will be returned, without expense, to the depositing Shareholder promptly following the Expiry Date or the Offeror's withdrawal and termination of the Offer.

If the Offeror is delayed in its purchase of or payment for the CanScot Shares or is unable to purchase or pay for such CanScot Shares for any reason, then, without prejudice to the Offeror's rights hereunder, deposited CanScot Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in Section 7 of this Offer, "Rights to Withdraw", or pursuant to any applicable law or the Lock-Up Agreements. The reservation by the Offeror of the right to delay the purchase of or payment for the CanScot Shares is limited by the securities laws of certain jurisdictions.

Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing CanScot Shares on the purchase price of the CanScot Shares regardless of any delay in such payment.

Certificates for Trust Units and cheques which are mailed in accordance with this section shall be deemed to have been delivered at the time of delivery to the post office. In the event of an interruption of mail services, certificates and cheques will be made available in accordance with Section 8 of this Offer, "Mail Service Interruption".

6.     EXTENSION AND VARIATION OF THE OFFER

Unless withdrawn or extended, the Offer is open for acceptance at the places of deposit set forth in the Letter of Transmittal until 2:00 p.m. (Calgary time) on September 23, 2003. The Offeror may, from time to time during the Offer Period (or otherwise as permitted by law and in accordance with the terms of the Acquisition Agreement) vary certain terms of the Offer. Any such variation of the Offer or extension of the Expiry Time may be made by the Offeror giving notice to the Depositary at its principal office in Calgary, Alberta. Upon the delivery of such notice, the Expiry Time and Expiry Date shall be deemed to be extended to the time and date specified in such notice or the Offer shall be deemed to be varied in the manner described therein, as the case may be. The Offeror will, as soon as practicable after giving any such notice, make a public announcement of the extension or variation. In addition, the Offeror will provide a copy of such notice to the Dealer Manager, the TSX and the TSX-V and will cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable laws.

Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Applicable securities legislation provides that the Offer may not be extended by the Offeror where all the terms and conditions of the Offer have been complied with or waived by the Offeror, unless the Offeror first takes up all the CanScot Shares deposited under the Offer and not withdrawn.

If there is a variation in the terms of the Offer or a change in the information contained in the Offer and Circular which is within the control of the Offeror and which would reasonably be expected to affect a Shareholder's decision to accept or reject the Offer, the period during which the CanScot Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been delivered, unless otherwise permitted by applicable law. An extension of the Expiry Date or a variation of the Offer shall not constitute a waiver by the Offeror of any of its rights under Section 4 of this Offer. If the price being offered for the CanScot Shares is increased by the Offeror, the increased price will be paid to all Shareholders whose CanScot Shares are taken up pursuant to the Offer, whether or not such shares were taken up by the Offeror before the variation.

7.     RIGHTS TO WITHDRAW

All deposits of CanScot Shares pursuant to the Offer are irrevocable except as provided below. Other than the Shareholders who have executed Lock-Up Agreements (See the section of the Circular entitled "Information Concerning the Offeror and CanScot - Arrangements Between the Offeror and Shareholders of CanScot"), any CanScot Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time, provided that the CanScot Shares have not been taken up by the Offeror prior to the receipt by the Depositary of a notice of withdrawal in respect of such CanScot Shares; subject to the rights of depositing Shareholders to withdraw their CanScot Shares if such shares have not been paid for within three Business Days after take up.

In addition, if:

      (a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the CanScot Shares may be deposited under the Offer), excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been sent; or (ii) a variation consisting solely of the waiver of a condition of the Offer where the consideration offered for the securities that are subject to the bid consists solely of cash; or

      (b) at or before the Expiry Time or after the Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or any of its affiliates (unless it is a change in a material fact relating to the securities being offered);

any CanScot Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such notice of variation or change is sent, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

Withdrawal of deposited CanScot Shares must be effected by notice in writing of withdrawal which must be made by or on behalf of the Shareholder by whom or on whose behalf such CanScot Shares were deposited and must be received by the Depositary at the office at which such CanScot Shares were deposited. Any such notice of withdrawal must:

      (a) be made by a method, including telegraphic communications, that provides the Depositary with a written or printed copy;

      (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the CanScot Shares which are being withdrawn or by or on behalf of the person who signed the Notice of Guaranteed Delivery;

      (c) specify such person's name, the number of CanScot Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the CanScot Shares to be withdrawn; and

      (d) be actually received by the Depositary within the time specified above.

For the purpose of obtaining physical possession of the deposited share certificates so withdrawn, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

NONE OF THE OFFEROR, THE DEALER MANAGER OR THE DEPOSITARY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECT OR IRREGULARITY IN ANY NOTICE OF WITHDRAWAL NOR SHALL THEY INCUR ANY LIABILITY FOR FAILURE TO GIVE SUCH NOTIFICATION.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section of the Circular entitled "Statutory Rights".

All questions as to the validity (including the time of receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determination shall be final and binding. See Section 3 of the Offer, "Manner and Time of Acceptance - General".

8.    MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer or the Letter of Transmittal, certificates for Trust Units and, if applicable, cheques issued in payment for the CanScot Shares purchased pursuant to the Offer and certificates for any CanScot Shares or other relevant documents to be returned will not be mailed if the Offeror determines in its sole discretion that delivery by mail may be delayed, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Persons entitled to share certificates, cheques or documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the CanScot Shares, in respect of which the certificate for the Trust Units and, if applicable, the cheque, are being issued, were deposited. Notwithstanding Section 5 of this Offer, share certificates, cheques or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 9 of this Offer, "Notice and Delivery".

9.     NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if:

      (a) it is mailed by first class mail postage prepaid to the registered holders of CanScot Shares at their respective addresses appearing in the registers for such CanScot Shares maintained by CanScot and will be deemed to have been received on the first Business Day following mailing; or

      (b) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if:

      (a) it is given to the TSX-V for dissemination through its facilities; and

      (b) if it is published once in the nationally circulated edition of The Globe and Mail, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation in the cities of Calgary and Toronto.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address noted for the Depositary as set forth in the Letter of Transmittal.

10.    MARKET PURCHASES AND SALE OF CANSCOT SHARES

The Offeror has no present intention of acquiring beneficial ownership of CanScot Shares while this Offer is outstanding other than pursuant to this Offer. However, the Offeror reserves the right to, and may, acquire CanScot Shares by making purchases through the facilities of the TSX-V, subject to applicable law, at any time and from time to time during the Offer Period. The Offeror will not make any purchases of CanScot Shares through the facilities of TSX-V until the third clear trading day following the date of the Offer. The aggregate number of CanScot Shares acquired by the Offeror through the facilities of the TSX-V during the Offer Period shall not exceed 5% of the outstanding CanScot Shares as of the date of the Offer. If the Offeror should purchase CanScot Shares in the market, the CanScot Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell the CanScot Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the CanScot Shares taken up under the Offer after the Expiry Time.

11.    ACQUISITION OF CANSCOT SHARES NOT DEPOSITED AND APPRAISAL RIGHTS

Compulsory Acquisition

The purpose of the Offer is for the Offeror to acquire all outstanding CanScot Shares, including CanScot Shares which may become outstanding on the exercise of options, warrants and rights to purchase CanScot Shares. Upon completion of the Offer, the Offeror intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable.

Part 16 of the ABCA provides that if, by the Expiry Date or within 120 days after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the outstanding CanScot Shares not owned by or on behalf of the Offeror or an affiliate or associate of the Offeror, the Offeror may be entitled, but is not obligated, to acquire the remaining CanScot Shares held by persons who did not accept the Offer or by subsequent transferees of such persons (collectively, the "DISSENTING OFFEREES") pursuant to Part 16 of the ABCA on the same terms as the CanScot Shares acquired under the Offer.

To exercise such statutory right, the Offeror must give notice (the "OFFEROR'S NOTICE") by registered mail to each Dissenting Offeree of the proposed acquisition within 60 days after the date on which the Expiry Time occurred and in any event within

180 days after the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to CanScot the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Part 16 of the ABCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the CanScot Shares held by the Dissenting Offeree to CanScot and, within 60 days after the date on which the Offeror's Notice was sent, the Dissenting Offeree is required to elect to either transfer such shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such shares by notifying the Offeror and by applying to the Court of Queen's Bench of Alberta to fix the fair value of that Dissenting Offeree's CanScot Shares. If a Dissenting Offeree fails to notify the Offeror and apply to the Court of Queen's Bench of Alberta within the foregoing 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her CanScot Shares to the Offeror on the same terms as the CanScot Shares acquired under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the CanScot Shares held by the Dissenting Offeree, the Offeror also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the CanScot Shares of that Dissenting Offeree. Any judicial determination of the fair value of the CanScot Shares could be more or less than the amount paid pursuant to the Offer.

THE FOREGOING IS A SUMMARY ONLY. REFERENCE SHOULD BE MADE TO PART 16 OF THE ABCA FOR THE COMPLETE TEXT OF THE RELEVANT STATUTORY PROVISIONS. THE PROVISIONS OF
PART 16 OF THE ABCA ARE COMPLEX AND MAY REQUIRE STRICT ADHERENCE TO NOTICE AND TIMING PROVISIONS, FAILING WHICH RIGHTS MAY BE LOST OR ALTERED. CANSCOT SHAREHOLDERS WHO WISH TO BE BETTER INFORMED ABOUT THE PROVISIONS OF PART 16 OF THE ABCA SHOULD CONSULT THEIR LEGAL ADVISORS.

See "Canadian Federal Income Tax Consequences" for a discussion of the tax consequences to CanScot Shareholders in the event of a Compulsory Acquisition.

Second Stage Transactions

If the Offeror takes up and pays for CanScot Shares deposited under the Offer and the statutory right to carry out a Compulsory Acquisition is not available, or the Offeror elects not to pursue such right, the Offeror reserves the right (and intends to do so in the appropriate circumstances if the Offeror considers it necessary or desirable) and, under the Acquisition Agreement has agreed to use all reasonable commercial efforts to pursue other means of acquiring, directly or indirectly, all of the issued and outstanding CanScot Shares in accordance with applicable law as soon as practicable and in any event within a period of six months following the date that the Offeror first takes up CanScot Shares pursuant to the Offer. In order to effect such a transaction, the Offeror may seek to cause a special meeting of the CanScot Shareholders to be called to consider an amalgamation, a statutory arrangement, a capital reorganization or another transaction involving CanScot and the Offeror or an affiliate of the Offeror (a "SECOND STAGE TRANSACTION") for the purpose of enabling the Offeror to acquire all of the CanScot Shares not acquired under the Offer. If the Minimum Condition is satisfied, the Offeror should have acquired sufficient CanScot Shares to carry out the acquisition of all the remaining CanScot Shares. In any amalgamation, statutory arrangement or other transaction, the holders of CanScot Shares may have the right to dissent under the ABCA and to be paid the fair value for their CanScot Shares, with such fair value to be determined by a court.

Each of the methods of acquiring the remaining outstanding CanScot Shares described above, other than the statutory right to carry out a Compulsory Acquisition, would be a "GOING PRIVATE TRANSACTION" within the meaning of certain applicable Canadian securities legislation, rules and regulations (the "SECURITIES REGULATIONS"), Ontario Securities Commission Rule 61-501 ("RULE 61-501") and Commission des valeurs mobilieres du Quebec ("CVMQ") Policy Q-27 ("POLICY Q-27"). The Offeror expects that Rule 61-501 and Policy Q-27 will apply to any Second Stage Transaction undertaken in connection with the Offer.

Under Rule 61-501 and Policy Q-27, a going private transaction includes a method that would result in the interest of a holder of CanScot Shares (the "AFFECTED SECURITIES") being terminated without the consent of the holder irrespective of the nature of the consideration provided in substitution therefor (subject to certain exceptions). The transaction could also be a "RELATED PARTY TRANSACTION" for the purposes of Rule 61-501 and Policy Q-27. The Offeror expects that any Second Stage Transaction will be a going private transaction under the Securities Regulations, Rule 61-501 and Policy Q-27 and will also be a related party transaction for the purposes of Rule 61-501 and Policy Q-27. Under Rule 61-501 and Policy Q-27, the provisions regulating a related party transaction are not applicable if the transaction is a going private transaction carried out in accordance with the rule.

Rule 61-501 and Policy Q-27 provide that, unless exempted, a person proposing to carry out a related party transaction or a going private transaction is required to prepare, under the supervision of the issuer of the affected securities, a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Securities Regulations impose a similar requirement to include a summary of a valuation in a take-over bid circular where the offeror thereunder anticipates that a going private transaction (as defined in the Securities Regulations) will follow the take-over bid. The Offeror currently intends that a Second Stage Transaction would take the form of an amalgamation of CanScot and a wholly-owned subsidiary of the Offeror whereupon CanScot Shareholders would receive redeemable preferred shares of the amalgamated entity in exchange for their CanScot Shares, which would then be redeemed for Trust Units and cash on the same basis as Trust Units and cash are being exchanged for CanScot Shares under the Offer. To the extent required, the Offeror intends to rely on available exemptions or to seek waivers pursuant to Rule 61-501 and Policy Q-27 exempting the Offeror, CanScot or their affiliates, as appropriate, from the requirements to prepare a valuation in connection with any Second Stage Transaction.

Under Rule 61-501 and Policy Q-27, a Second Stage Transaction of the form described above would likely be considered a going private transaction but would be exempt from the valuation requirements normally applicable to going private transactions provided that: (i) such transaction is completed not later than 120 days after the Expiry Time; (ii) the intent to effect the transaction was disclosed in the take-over bid circular; (iii) the consideration offered under such transaction is at least equal in value and is in the same form as that paid under the take-over bid; and (iv) the take-over circular contains certain required disclosure respecting the transaction. Accordingly, the Offeror anticipates that the Offeror will be able to avail itself of such valuation exemptions under Rule 61-501 and Policy Q-27.

Depending on the nature and terms of any Second Stage Transaction proposed in respect of CanScot, the provisions of the ABCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding CanScot Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. Rule 61-501 and Policy Q-27 would also generally require that, in addition to any other required securityholder approval, in order to complete a related party transaction or a going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the affected securities must be obtained.

In relation to the Offer and any subsequent related party transaction or going private transaction, Rule 61-501 and Policy Q-27 generally provide that the Offeror may treat CanScot Shares acquired pursuant to the Offer as "minority" CanScot Shares and vote them in favour of such a related party transaction or going private transaction: (i) if the intent to effect a related party transaction or going private transaction was disclosed at the time of the Offer;
(ii) if either a summary of a valuation was provided at the time of the Offer or no valuation was required at law in respect of the Offer; (iii) if the consideration per security in the related party transaction or going private transaction is at least equal in value to the consideration paid under the Offer; and (iv) if the consideration per security in the related party transaction or going private transaction is in the same form as the consideration paid under the Offer, and the CanScot Shareholder tendering such CanScot Shares to the Offer is treated identically to all other CanScot Shareholders and does not receive, directly or indirectly, consideration of greater value than that received by all other CanScot Shareholders.

In relation to the Offer and any subsequent related party transaction or going private transaction, the "minority" shareholders will include (absent discretionary relief from the OSC and the CVMQ, as applicable) the Offeror with respect to CanScot Shares acquired pursuant to the Offer on the basis described above. In addition, the "minority" will include all other shareholders except the Offeror (other than as noted above) and any "interested party" or any person or company who is a "related party" of the Offeror for the purposes of Rule 61-501 and Policy Q-27, including the Offeror's directors, senior officers and any other insider of the Offeror, any associate or affiliate of the Offeror or its directors or senior officers and any person or company acting jointly or in concert with any of the foregoing persons or companies in connection with the Offer or the subsequent related party transaction or going private transaction. However, Rule 61-501 and Policy Q-27 also provide that the Offeror generally may treat CanScot Shares acquired pursuant to the offer as "minority securities" and to vote them, or consider them voted, in favour of that going private transaction if the consideration per CanScot Share in the going private transaction is at least equal in value to the consideration pursuant to the Offer and is in the same form as the consideration pursuant to the Offer.

In the event a Second Stage Transaction were to be completed, holders of CanScot Shares may have the right, pursuant to section 191 of the ABCA, to dissent and demand payment of the fair value of such CanScot Shares. This right, if the statutory procedures are complied with, would lead to a judicial determination of the fair value required to be paid to such dissenting holders for their CanScot Shares. The fair value of CanScot Shares so determined could be more or less than the amount paid per CanScot Share pursuant to the Second Stage Transaction or the Offer. Any such determination of the fair value of the CanScot Shares could be based upon considerations other than, or in addition to, the market price of the CanScot Shares.

In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the CanScot Shares at the time the Second Stage Transaction is proposed, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to the minority shareholders. See "Canadian Federal Income Tax Consequences" for a discussion of the tax consequences to CanScot Shareholders in the event of a Second Stage Transaction.

CanScot Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a related party transaction or a going private transaction.

Other Alternatives

If the Offeror proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional CanScot Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or taking no further action to acquire additional CanScot Shares. Any additional purchases of CanScot Shares could be at a price greater than, equal to or less than the price to be paid for the CanScot Shares under the Offer and could be for cash, Trust Units or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all CanScot Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by the Offeror, which may vary from the price paid for CanScot Shares under the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Second Stage Transaction which may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of Rule 61-501 (and its predecessor OSC Policy 9.1) and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain going private transactions.

The current trend, both in legislation and in Canadian jurisprudence, is toward permitting going private transactions to proceed subject to compliance with requirements and procedures such as those described by Rule 61-501 and Policy Q-27 which are intended to ensure procedural and substantive fairness to minority shareholders.

12.    RETURN OF SECURITIES

Any deposited CanScot Shares not taken up and paid for by the Offeror for any reason whatsoever, or if certificates are submitted by a Shareholder for more CanScot Shares than are deposited, certificates for CanScot Shares not taken up and paid for or not deposited, will be returned at the Offeror's expense by either sending new certificates representing securities not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal, or if such name and address is not so specified, in such name and to such address as shown on the registers maintained by CanScot as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

13.    TRANSFER OF CANSCOT SHARES

If, on or after August 5, 2003 (the date of the Acquisition Agreement), CanScot should divide, combine or otherwise change any of the CanScot Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, and without prejudice to its rights under "Conditions of the Offer" at Section 4 of the Offer, may make such adjustments as it considers appropriate to the purchase price and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts and types of consideration payable therefor) to reflect that division, combination or other change.

CanScot Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the CanScot Shares on or after August 5, 2003. If CanScot should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the CanScot Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by CanScot of such CanScot Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

14.    OTHER TERMS OF THE OFFER

THE PROVISIONS OF THE CIRCULAR, LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY ACCOMPANYING THE OFFER, INCLUDING THE INSTRUCTIONS CONTAINED THEREIN, AS APPLICABLE, FORM PART OF THE TERMS AND CONDITIONS OF THE OFFER AND SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Offeror reserves the right to transfer to one or more affiliated companies the right to purchase all or any portion of the CanScot Shares deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of the persons depositing the CanScot Shares to receive payment for the CanScot Shares validly deposited and accepted for payment pursuant to the Offer.

NO BROKER, DEALER, THE DEALER MANAGER OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE OFFEROR OTHER THAN AS CONTAINED IN THE OFFER, AND, IF ANY SUCH INFORMATION OR REPRESENTATION IS GIVEN OR MADE, IT MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NO BROKER, DEALER OR OTHER PERSON SHALL BE DEEMED TO BE THE AGENT OF THE OFFEROR, THE DEALER MANAGER OR THE DEPOSITARY FOR THE PURPOSES OF THE OFFER. IN ANY JURISDICTION IN WHICH THIS OFFER IS REQUIRED TO BE MADE BY A LICENSED BROKER OR DEALER, THIS OFFER SHALL BE MADE ON BEHALF OF THE OFFEROR BY BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of CanScot Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of CanScot Shares or notice of withdrawal of CanScot Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular CanScot Share or any particular Shareholder. There shall be no obligation on the Offeror or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not made to, nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make an offer in any such jurisdiction and extend such offer to Shareholders in any such jurisdiction.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

The Offer and accompanying Circular and other documents referred to above constitute the take-over bid under the ABCA and the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated at the City of Calgary, in the Province of Alberta, this 18 day of August, 2003.

                                        APF ENERGY INC.



                                        By: (Signed) "Martin Hislop"
                                                     Chief Executive Officer

                                    CIRCULAR

This Circular accompanies the Offer to purchase all of the issued and outstanding CanScot Shares. The terms, conditions and provisions of the accompanying Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

EXCEPT AS SPECIFICALLY DISCLOSED HEREIN, THE INFORMATION CONCERNING CANSCOT CONTAINED IN THE CIRCULAR HAS BEEN SUPPLIED BY CANSCOT OR HAS BEEN TAKEN FROM OR BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH CANADIAN SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN BASED ON INFORMATION CONTAINED IN SUCH DOCUMENTS AND RECORDS ARE INACCURATE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN SUCH DOCUMENTS AND RECORDS, OR FOR ANY FAILURE BY CANSCOT TO PUBLICLY DISCLOSE EVENTS OR FACTS THAT MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION BUT WHICH ARE UNKNOWN TO THE OFFEROR.

            INFORMATION RELATING TO APF ENERGY TRUST/APF ENERGY INC.

                                APF ENERGY TRUST

GENERAL

The Trust is an open-end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal and head office of the Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

                                 APF ENERGY INC.

APF Energy was incorporated under the Business Corporations Act (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy was amalgamated with APF Management and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk. Effective May 1, 2003, APF Energy was amalgamated with Nycan. See "Recent Developments". The registered and principal office of APF Energy is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 60 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

                              APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

                         APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.


                          DISTRIBUTIONS TO UNITHOLDERS

The Trust makes pro rata cash distributions to Unitholders on a monthly basis. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the Trustee to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. During 1997 (the first year during which the Trust made distributions), 61% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000, 2001 and 2002 were 75%, 66%, 38%, 43% and 36% respectively.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

                     TRUST UNIT CASH DISTRIBUTIONS
                     -----------------------------
                  1997                       $1.510
                  1998                       $1.840
                  1999                       $1.555
                  2000                       $1.900
                  2001                       $3.045
                  2002                       $1.800

                         TRUST UNIT CASH DISTRIBUTIONS
                         -----------------------------
        2003
           January                                       0.160
           February                                      0.160
           March                                         0.165
           April                                         0.185
           May                                           0.185
           June                                          0.200
           July                                          0.200
           August                                        0.200
                                                      ========
        2003 Total                                    $  1.455
                                                      ========
        Grand Total                                   $ 13.105
                                                      ========


NOTE:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.


                                 TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.


                                  Price Range
                               -----------------
   Period                      High          Low     Volume
   ------                      ----          ---     ------
                                ($)          ($)
   2001
      First Quarter            10.70         9.65   2,540,424
      Second Quarter           13.40         9.62   3,803,100
      Third Quarter            11.50         9.01   2,424,493
      Fourth Quarter           10.65         8.75   2,874,300
   2002
      First Quarter            10.99         9.35   4,023,753
      Second Quarter           11.19        10.08   4,366,545
      Third Quarter            10.89        10.11   3,614,591
      Fourth Quarter           10.71         9.00   5,307,699
   2003
      January                  10.40         9.66   1,878,757
      February                 10.70        10.06   2,032,357
      March                    10.95        10.23   2,688,258
      April                    10.32         9.30   3,198,282
      May                      10.78         9.96   3,552,497
      June                     11.40        10.55   5,861,849
      July                     11.74        11.08   4,990,092
      August 1-15              12.04        11.50   2,280,623


On August 15, 2003, the closing price of the Trust Units on the TSX was $12.02.

                    CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, as at March 31, 2003 and as at July 31, 2003 before giving effect to the acquisition of CanScot, and after giving effect to the acquisition of CanScot.

                                                                                 As at July 31, 2003      As at July 31, 2003 after
                                                                 As at      before giving effect to the      giving effect to the
                                       As at December 31,   March 31, 2003    acquisition of CanScot        acquisition of CanScot
                         Authorized         2002(6)           (unaudited)           (unaudited)                  (unaudited)(7)
                         ----------    ------------------   --------------  ---------------------------   -------------------------
Bank Debt(1)(3)         $130,000,000     $88,000,000         $97,000,000             $60,000,000                   $99,450,583
Trust Units(2)(3)        500,000,000     $214,405,160        $252,336,077           $305,492,841                  $305,492,841
                                       (22,942,417 Trust   (26,981,737 Trust     (32,394,344 Trust             (32,394,344 Trust
                                             Units)             Units)                 Units)                       Units)
Special Voting Units     unlimited            nil                 nil                  nil                           Nil
Debentures              $50,000,000           nil                 nil              $47,600,000                  $47,600,000(3)(8)


NOTES:

(1) As of the date hereof, APF Energy has a syndicated credit facility to a maximum of $130 million. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $175 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. In accordance with a new commitment letter executed by APF Energy, subject to the entering into of a new credit agreement and, upon the satisfaction of certain conditions, the borrowing base which determines the availability of the credit facility from time to time will be increased to $150 million and the principal amount of the demand debentures from APF Energy, APF Partnership and its General Partner will be increased to $300 million.
(2) The Trust has also issued 183,756 options to purchase Trust Units to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Information Circular of the Trust dated May 12, 2003, which is incorporated by reference in this Offer and Circular. See "Incorporation by Reference". 1,762,700 rights have been issued under the Incentive Plan as at the date hereof.
(3)  Net of underwriters' fees and costs of the issue of the Debentures.
(4) On a consolidated cumulative basis, distributions exceeded accumulated earnings by $75,061,288 and future income taxes totaled $39,624,685 as at December 31, 2002 ($74,510,896 and $58,928,769 as at March 31, 2003).
(5) As at December 31, 2002, the consolidated Unitholders' equity totaled $139.3 million consisting of $214.4 million of net capital contributions, (plus $35,588,861 of accumulated earnings less $110,650,149 of cumulative cash distributions declared). Unitholders' equity was $177.8 million as at March 31, 2003.
(6)  Derived from audited financial statements.
(7)  This assumes a purchase price for the acquisition of CanScot Shares of
     39.45 million, including the assumption of $3.69 million of CanScot debt.
(8) The Debentures, being 9.40% convertible unsecured subordinated debentures of the Trust were issued on July 31, 2003. The maturity date is July 31, 2008. Each Debenture is convertible into Trust Units of the Trust at the option of the holder at a conversion price of $11.25 per Trust Unit. At the option of the Trust, Trust Units may also be issued to holders on redemption or maturity of the Debentures, or issued to the trustee for the Debentures and sold, with the proceeds used to satisfy the obligation to pay interest on the Debentures.


                     BUSINESS AND PROPERTIES OF THE OFFEROR

INCORPORATION BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained by a Shareholder on request without charge from the Corporate Secretary of APF Energy, 2100, 144
- 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. In addition, the documents can be obtained from the Canadian securities administrators at www.sedar.com. For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this Circular:

(a) the Renewal Annual Information Form of the Trust dated May 15, 2003, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

(c) the prospectus of the Trust dated June 26, 2003 as to only those portions thereof which appear under the headings "Intercorporate Relationships", "Recent Developments" and "Description of the Trust Units - The Trust Units";

(d) the Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular (which portions shall be deemed not to have been incorporated by reference herein);

(e) the unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002 contained in the first quarter interim report for 2003 (these statements were prepared using the same generally accepted accounting policies as the December 31, 2002 audited financial statements and should be read in conjunction with the December 31, 2002 financial statements);

(f) management's discussion and analysis for the three months ended March 31, 2003 contained in the first quarter interim report for 2003;

(g) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report;

(h) the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

(i) the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon;

(j) the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

(k) the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

(l) the material change report of the Trust dated March 19, 2003 relating to the pre-offer agreement executed between APF Energy and Nycan;

(m) the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

(n) the material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan;


(o) the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

(p) the material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of 9.40% Convertible Unsecured Subordinated Debentures;

(q) the material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of Convertible Debentures; and

(r) the material change report of the Trust dated August 11, 2003 relating to the Offer.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

RECENT DEVELOPMENTS

Swan Hills Acquisition

On June 17, 2003 APF Energy announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No. 1 for $91.75 million in cash. Rights of first refusal ("ROFRs") encumbered the assets and the ROFRs encumbering approximately 85% of the assets were exercised. As a result, the proposed acquisition was reduced to approximately $15.9 million.

Future Commitments

As at August 11, 2003 APF Energy had the following derivative financial instruments in place:


                                            Floor Price    Ceiling Price
        Period          Volumes (bbl/d)      (US$/bbl)       (US$/bbl)
        ------          ---------------     -----------    -------------

      2003 Q3 Swap            3,333             28.25          28.25
      2003 Q4 Swap            2,167             28.54          28.54
      2004 Q1 Swap              667             29.04          29.04

                           Natural Gas (Cdn.$ Hedges)

                                            Floor Price     Ceiling Price
        Period           Volumes (GJ/d)      (Cdn.$/GJ)       (Cdn.$/GJ)
        ------          ---------------     -----------     -------------
      2003 Q3 Swap            6,000              6.57           6.57
      2003 Q4 Swap            6,000              6.57           6.57


                            Natural Gas (US$ Hedges)



                                            Floor Price     Ceiling Price
        Period          Volumes (mmbtu)     (US$/mmbtu)      (US$/mmbtu)
        ------          ---------------     -----------     -------------
      2003 Q3 Swap            1,000              5.06           5.06
      2003 Q4 Swap              337              5.06           5.06


SELECTED FINANCIAL AND PRO-FORMA FINANCIAL INFORMATION

The following table sets out certain financial information for the Trust, APF Energy and APF Partnership, Kinwest and the Sellco properties, Hawk, Nycan and CanScot and pro-forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Hawk, Nycan and CanScot Assets and certain other adjustments. THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH DISTRIBUTIONS OF THE TRUST FOR THE YEAR ENDED DECEMBER 31, 2002 AND FOR THE THREE MONTHS ENDED MARCH 31, 2003 SET FORTH UNDER "PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2002" AND "PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS THREE MONTHS ENDED MARCH 31, 2003" (COLLECTIVELY, THE "UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS").

The pro-forma adjustments are based upon the assumptions described in the notes to the Unaudited Pro-Forma Consolidated Financial Statements. The Unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that will occur if the Acquisition actually occurs at the time contemplated by the notes to the Unaudited Pro-Forma Consolidated Financial Statements.


                                                                 For the year ended December 31, 2002
                                    ----------------------------------------------------------------------------------------------
                                                Kinwest/Sellco(2)                                                       Pro-Forma
                                    Trust(1)       Properties          Hawk(1)          Nycan(1)        CanScot(1)    Consolidated
                                    --------    -----------------      -------          --------        ----------    ------------
($ thousands)                                      (unaudited)                                                         (unaudited)

Oil and natural gas sales
(net of royalties)                   73,637            8,204           16,421            9,682            5,294          113,238
Operating expenses                   19,748            1,959            4,572            2,953            1,653           30,884
Income before taxes and
minority interests for the
year                                  4,635            2,254            6,227            2,227              296           10,774


                                                                   For the three month period ended March 31, 2003
                                                     -----------------------------------------------------------------------------
                                                                                                                        Pro-Forma
                                                        Trust            Hawk            Nycan           CanScot      Consolidated
                                                        -----            ----            -----           -------      ------------
($ thousands)                                        (unaudited)     (unaudited)(3)   (unaudited)      (unaudited)     (unaudited)

Oil and natural gas sales (net of royalties)            35,001           2,647            4,246           2,504          44,398
Operating expenses                                       6,719             670              757             414           8,560
Income before taxes and minority interests for
the year                                                14,655            (356)           2,099           1,085          16,466


See the notes to the Unaudited Pro-Forma Consolidated Financial Statements for adjustments.

NOTES:

(1)  Financial information is derived from the audited financial statements.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3)  Financial information for Hawk is for the one month ended January 31, 2003.

                                                                                As at March 31, 2003
                                                  ---------------------------------------------------------------------------------
                                                                                                     Pro-forma        Pro-forma
                                                  The Trust(1)       Nycan(1)       CanScot(1)   Adjustments(2)(3)  Consolidated(3)
                                                  ------------       --------       ----------   -----------------  ---------------
                                                  (unaudited)      (unaudited)                (unaudited)             (unaudited)
                                                                  (in thousands of Canadian dollars, except share amounts)
Total assets                                        367,917           38,242           21,235         55,190           482,583
Bank debt and working capital                        93,466            6,294            1,650        (25,968)           75,441
Shareholders'/Unitholders' equity                   177,825           20,222           13,213         66,529           277,789
Weighted average units outstanding - basic           25,161               --               --             --            30,461
    (thousands for the three months ended
    March 31, 2003)

NOTES:

(1) The Trust consolidated financial information was obtained from the Trust's unaudited consolidated financial statements for the three months ended March 31, 2003, the Nycan consolidated financial information was obtained from Nycan's unaudited consolidated financial statements for the three months ended March 31, 2003 and the CanScot consolidated financial information was obtained from CanScot's unaudited consolidated financial statements for the three months ended March 31, 2003.
(2) Includes the effect of the financings pursuant to the prospectuses of the Trust dated March 19, 2003 and June 26, 2003.
(3) The Unaudited Pro-Forma Consolidated Financial Statements are not necessarily indicative of results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results of operations that may be obtained in the future.

SELECTED OPERATIONAL INFORMATION

The following table sets forth certain operational information with respect to APF Energy, Kinwest and the Sellco properties, Hawk, Nycan and CanScot.


                                                              APF            Kinwest/
                                                        Energy(1)(2)(5)  Sellco(2)(3)(5)  Hawk(1)(6)  Nycan (4)(5)(7)    CanScot(8)
                                                        ---------------  ---------------  ----------  ---------------    ----------
Proved Reserves(1)(2)
     (before royalties)
     Crude oil and NGLs (mbbl)                               21,078                                            722             200
     Natural gas (mmcf)                                      70,295                                         21,813           8,525

Established Reserves(1)(2)
     (before royalties)
     Crude oil and NGLs (mbbl)                               25,169                                            971             290
     Natural gas (mmcf)                                      81,742                                         26,404          22,221

Present Worth Value of Reserves ($000)(1)(2)
     (Escalated Prices, 10% discount rate, pre-tax)
     Proved Reserves                                        284,212                                         43,391          17,324
     Established Reserves                                   320,417                                         51,364          27,964

Production
     (before royalties, year ended December 31, 2002)
     (3)
     Crude oil and NGLs (bbl/d)                               5,451            1,598           800             252             170
     Natural gas (mcf/d)                                     18,488            1,578         7,670           5,966           3,339
     Oil equivalent (boe/d at 6 mcf/boe)                      8,532            1,861         2,078           1,246             726

Production
     (before royalties, three months ended March 31,
     2003)(6)
     Crude oil and NGLs (bbl/d)                               6,609                            999             362             142
     Natural gas (mcf/d)                                     28,745                          8,975           5,656           3,932
     Oil equivalent (boe/d at 6 mcf/boe)                     11,400                          2,495           1,305             797

Undeveloped Land Holdings
     (net acres)(2)(5)                                      221,989                                         57,991          30,884


NOTES:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report and the Hawk Reserve Report effective January 1, 2003.
(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Kinwest and the Sellco properties, Paddle River and Hawk.
(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.
(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002. In the Nycan Reserve Report operating costs for well lease and processing costs were split into three categories; fixed per year; fixed per well per month, and variable. The fixed per year component of operating costs includes lease costs, property taxes and overhead and was held constant over the project life. The fixed per well per month component consists of the balance of the related well operation costs. These costs were reduced over time on the assumption that operator and field efficiencies would be incorporated into the property operation. The variable component consists of costs that are directly related to the wells' production rates.
(5) Reserves as at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.
(6)  Hawk production information is for the one month ended January 31, 2003.
(7) For the year ended December 31, 2002, Nycan's working interest production was 91,980 bbls of oil and NGLs, 2,177,500 mcf of natural gas, being a total of 454,900 boe.
(8) The proven and probable reserve volumes and values are based upon the McDaniel Report effective January 1, 2003. U.S. reserve values are converted using an exchange rate of $1 U.S. dollar equals $1.55 Cdn. dollars.

                         INFORMATION CONCERNING CANSCOT

INCORPORATION

CanScot Resources Ltd. ("CanScot") was incorporated pursuant to the provisions of the ABCA on November 24, 1997 as "Celestar Exploration Ltd.". On May 26, 1999, Celestar Exploration Ltd. effected a capital reorganization through an amalgamation with a wholly-owned subsidiary, with the resulting entity being renamed "CanScot Resources Ltd.". Subsequently, in June of 1999, CanScot Resources Ltd. completed the acquisition of all of the issued and outstanding shares of CanScot Energy Corp. by way of a formal take-over bid, which in fact constituted a "reverse take-over" of CanScot Resources Ltd., as CanScot Energy Corp. was the larger of the two entities.

Effective January 1, 2000, CanScot effected a short-form amalgamation with two wholly-owned subsidiaries, Brecon Enterprises Ltd. and CanScot Energy Corp., with the resulting corporate entity continuing under the name "CanScot Resources Ltd.".

CanScot does not have any material subsidiaries other than Jubilee Resources Inc. (Alberta) and Tika Energy Inc. (Wyoming).

Unless the context otherwise requires, references in this document to "CanScot" include CanScot and its wholly-owned subsidiaries.

GENERAL

CanScot is an exploration and production company whose principal business is the exploration, development and exploitation of natural gas reserves, both in west central Alberta and in the Powder River Basin of north eastern Wyoming. While CanScot does explore and develop conventional natural gas and crude oil reserves, its primary focus is concentrating on the exploration and development of coalbed methane in Canada and the United States.

The principal office and registered office of CanScot is located at 1050, 400 - 5th Avenue S.W., Calgary, Alberta, T2P 0L6.

CanScot is subject to the information and reporting requirements of the ABCA, the securities laws of certain provinces of Canada, and the rules of the TSX-V. In accordance therewith, CanScot is required to file reports and other information with certain securities regulatory authorities in Canada and with the TSX-V relating to its business, financial statements and other matters which may be inspected at the offices or through the facilities of such securities regulatory authorities and the TSX-V. Information as of particular dates concerning CanScot's directors and officers, their remuneration, stock options granted to them, the principal holders of CanScot's Shares and any material interest of such persons in transactions with CanScot and other matters is required to be disclosed in information circulars distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX-V.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CANSCOT

The Offeror has been advised by CanScot, and CanScot has confirmed in the Acquisition Agreement, that its board of directors has unanimously (with the exception of Donald Engle, who abstained) determined that the consideration offered under the Offer is fair, from a financial point of view, to holders of CanScot Shares and is in the best interests of CanScot and the Shareholders and that it will recommend acceptance of the Offer by the Shareholders. See the Directors' Circular of CanScot which accompanies the Offer.

CAPITALIZATION OF CANSCOT

CanScot is authorized to issue an unlimited number of Common Shares (the "CanScot Shares") and an unlimited number of first preferred shares, of which, as at August 11, 2003, there were 13,419,742 Common Shares and no other shares issued and outstanding.

The Offeror understands that as at August 11, 2003, there were stock options outstanding to acquire 1,306,000 CanScot Shares at prices ranging from $0.35 to $1.40 per share.

DIVIDEND RECORD AND POLICY OF CANSCOT

Based on publicly available information, the Offeror believes that during the two years preceding the date of the Offer, CanScot has not paid a dividend in respect of the CanScot Shares.

PREVIOUS DISTRIBUTIONS/ACQUISITIONS OF CANSCOT SHARES

Based on information provided by CanScot, the Offeror believes that during the 12 months proceeding the date of the Offer the only issuances of CanScot Shares are set forth below:

     (a) an aggregate of 1,188,000 CanScot Shares were issued on December 31, 2002 pursuant to a private placement financing, each at a price of $1.40 per share;

     (b) an aggregate of 50,000 CanScot Shares were issued on April 7, 2003 on the exercise of outstanding stock options, each at a price of $0.53 per share; and

     (c) an aggregate of 9,000 CanScot Shares were issued on September 3, 2002 on the exercise of outstanding stock options at $0.35 per share.

PRICE RANGE AND VOLUME OF TRADING OF CANSCOT SHARES

The CanScot Shares are listed and posted for trading on TSX-V under the trading symbol "CAG". The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the CanScot Shares for the periods indicated as reported by sources the Offeror believes to be reliable.


                                          Price Range ($)
                                       --------------------           Trading
Period                                 High             Low           Volume
------                                 ----             ---           -------
2003
     First Quarter                      1.60           1.20            231,300
     Second Quarter                     2.00           1.32            338,500
     July                               2.50           1.75            124,700
     August 1 - 15                      2.65           2.58            847,747


On July 31, 2003, the last day on which the CanScot Shares traded prior to the public announcement of the Offer, the closing price of the CanScot Shares on the TSX-V was $2.12.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of CanScot Shares by the Offeror pursuant to the Offer will reduce the number of such shares that might otherwise trade publicly and will reduce the number of holders of such shares and could adversely affect the liquidity and market value of the remaining CanScot Shares held by the public. If the number and distribution of publicly-held CanScot Shares no longer meets with the criteria for continued listing on the TSX-V, it is anticipated that an application will be made by the Offeror to delist the CanScot Shares. If the CanScot Shares are delisted it is possible that such shares would be traded in the over-the-counter market and that price quotations for those CanScot Shares would be reported in Canada through the Canadian over-the-counter automated trading system. The extent of the public market for the CanScot Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

After the purchase of the CanScot Shares under the Offer, CanScot may cease to be subject to the public reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for CanScot to request the elimination of the public reporting requirements in any province having an insignificant number of resident Shareholders.

If the Offeror succeeds in acquiring all of the CanScot Shares pursuant to the Offer or through any rights of Compulsory Acquisition or pursuant to a Second Stage Transaction, as referred to in the Offer, the CanScot Shares will be delisted and CanScot will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

MATERIAL CHANGES IN AFFAIRS OF CANSCOT AND OTHER INFORMATION

CanScot is subject to the information and reporting requirements of the ABCA, the securities laws of various provinces in Canada and the rules of the TSX-V. In accordance therewith, CanScot is required to file reports and other information with the securities commission in various provinces in Canada and with the TSX-V relating to its business, financial statements and other matters.

Pursuant to the securities laws of various provinces in Canada, the directors of CanScot are required to send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of CanScot subsequent to the date of the most recent published financial statements of CanScot.

Except for the Offer and as set forth herein, the Offeror has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of CanScot since March 31, 2003.

The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer.

                 INFORMATION CONCERNING THE OFFEROR AND CANSCOT

EXISTING BUSINESS RELATIONSHIP BETWEEN THE OFFEROR AND CANSCOT

Except for those resulting from the ordinary course of the oil and gas industry and as set forth below, there are no existing business relationships between the Offeror, its associates or affiliates and CanScot.

OWNERSHIP OF CANSCOT SHARES

The Offeror does not beneficially own, directly or indirectly, or control or exercise direction over, or have the right to acquire, any securities of CanScot. To the knowledge of the directors and senior officers of APF Energy, after reasonable inquiry, 261,720 CanScot Shares and options to acquire 50,000 CanScot Shares are owned by one of the directors of APF Energy and no other securities of CanScot are owned (directly or indirectly) by, nor is control or direction over any securities of CanScot exercised by, any director or officer of APF Energy, any associate or affiliate of the Offeror, any associate of any director or officer of APF Energy, any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Trust or APF Energy, or any person or company acting jointly or in concert with any of them.

TRADING IN CANSCOT SHARES

During the six month period preceding the date of the Offer, no securities of CanScot have been traded by the Trust or APF Energy or any director or officer of APF Energy or, to the knowledge of the directors and senior officers of APF Energy, after reasonable inquiry, by any associate or affiliate of the Offeror, by any associate of any director or officer of APF Energy, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Trust or APF Energy or by any person or company acting jointly or in concert with any of them.

COMMITMENTS TO ACQUIRE SECURITIES OF CANSCOT

No securities of CanScot are the subject of any commitments made by the Trust or APF Energy or the directors or officers of APF Energy and, to the knowledge of the directors and senior officers of APF Energy, after reasonable inquiry, no securities of CanScot are the subject of any commitments made by any associate or affiliate of the Trust or APF Energy, by any associate of any director or officer of APF Energy, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Trust or APF Energy or by any person or company acting jointly or in concert with the Trust or APF Energy, to acquire any equity securities of CanScot, except for the commitment to acquire the CanScot Shares pursuant to the Offer and the commitments contained in the Acquisition Agreement and the Lock-Up Agreements.

ARRANGEMENTS BETWEEN THE TRUST OR APF ENERGY AND THE DIRECTORS AND OFFICERS OF CANSCOT

Other than as set forth below, there are no arrangements or agreements made or proposed to be made between the Trust or APF Energy and any of the directors or senior officers of CanScot and no payments or other benefits are proposed to be made or given by the Trust or APF Energy by way of compensation in respect of loss of office or in respect of such directors or officers remaining in or retiring from office if the Offer is successful. The Offeror understands that CanScot has certain obligations to its officers and employees to compensate them for loss of office or employment. In addition, each of Messrs. Daniel K. Allan and Steven Rosenstein, executive officers of CanScot, have agreed to waive all severance to which they would otherwise be entitled in connection with the change of control of CanScot resulting from the successful completion of the Offer and, instead, have agreed to accept positions with APF Energy. Mr. Allan will be appointed as the Vice-President, CBM Division of APF Energy and Mr. Rosenstein will be appointed as the Exploration Manager, CBM Division of APF Energy, with annual salaries of $165,000 and $150,000, respectively. Messrs. Allan and Rosenstein will also be entitled to receive rights under the Trust's Trust Unit Incentive Rights Plan and share in APF Energy's existing bonus plan.

Pursuant to the Lock-Up Agreements, directors, senior officers, certain employees and key consultants of CanScot and their associates who hold an aggregate of 1,306,000 of the CanScot Options have agreed that they will surrender, terminate or exercise such options and that they will tender any CanScot Shares received upon the exercise thereof to the Offer. See "Offer for CanScot Shares - Background to the Offer - Lock-Up Agreements".

There are no contracts, arrangements or understandings, formal or informal, between the Trust or APF Energy and any Shareholder with respect to the Offer or between the Offeror and any person or company with respect to any securities of CanScot in relation to the Offer except for the Lock-Up Agreements and the Acquisition Agreement.

ARRANGEMENTS BETWEEN THE TRUST OR APF ENERGY AND SHAREHOLDERS OF CANSCOT

Other than the Lock-Up Agreements, whereby the Tendering Shareholders agreed to tender 4,343,784 CanScot Shares (including 1,306,000 CanScot Shares to be acquired upon the exercise of the CanScot Options (if so exercised)), subject to certain conditions, and not to withdraw such shares, except in certain circumstances, there are no contracts, arrangements or understandings, formal or informal, between the Trust or APF Energy, or to the knowledge of the Trust and APF Energy, after reasonable inquiry, by any associate of a director or senior officer of APF Energy, by any person holding more than 10% of any class of equity securities of the Trust or APF Energy or by any person acting jointly or in concert with any of them or any other person with respect to any CanScot Shares in relation to the Offer. See "Offer for CanScot Shares - Background to the Offer - Lock-Up Agreements".

                            OFFER FOR CANSCOT SHARES

BACKGROUND TO THE OFFER

In order to continue to meet its objective of paying high and stable cash distributions, the Trust actively identifies and evaluates acquisition opportunities. Since inception in December, 1996, the Offeror has grown its asset base from $21 million to more than $360 million through a combination of asset and corporate transactions. During that period, the Trust has generated an average annual compound rate of return of approximately 21%, the second best among all oil and gas royalty trusts.

In July, 2003, APF Energy became aware that CanScot was considering financing alternatives to accelerate its capital programs, and principally the development of coalbed methane reserves. After reviewing publicly-available information on CanScot, APF entered into a confidentiality agreement with CanScot, and was provided with additional information in respect of CanScot's business, which APF evaluated. During the week of July 28, 2003, APF submitted an expression of interest to CanScot in respect of a potential business combination. The parties subsequently completed the Acquisition Agreement, which was executed on August 5, 2003 and a news release was issued in respect of the transaction on August 6, 2003.

The Offeror believes that the benefits resulting from the combination of the Offeror and CanScot include:

     (a) a stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and gas industry in western Canada;

     (b) an opportunity for holders of CanScot Shares to receive the Cash Alternative or the Trust Unit Alternative or a combination thereof for their CanScot Shares and thereby to participate, to the extent they elect to receive Trust Units, in the receipt of subsequent cash distributions and to participate in a larger entity with an increased capitalization and market liquidity;

     (c) a significant premium to the pre-announcement market price for the CanScot Shares based on the pre-announcement market price of Trust Units and the cash portion of the Offer;

     (d) improved market liquidity resulting from the increased capitalization and larger public float of the consolidated entity;

     (e) an opportunity for participation in an income fund which has generated top-quartile returns since inception in late 1996;

     (f) enhanced exploitation opportunities through further development of CanScot's undeveloped land base in its core areas; and

     (g)  increased opportunities for combining operations in certain areas.

The Cash Alternative or the Trust Unit Alternative (or a combination thereof) being offered by the Offeror is a significant premium to the pre-announcement market price of CanScot Shares. Based on the closing price of the Trust Units on the TSX on August 5, 2003, being the last trading day prior to the public announcement of the Offer, of $11.69, and the closing price of the CanScot Shares on July 31, 2003, the last day on which CanScot Shares traded prior to the announcement, the consideration available under the Offer represents a premium of approximately 25%.

Acquisition Agreement

On August 5, 2003, APF Energy and CanScot entered into the Acquisition Agreement pursuant to which APF Energy agreed, either directly or through a subsidiary of APF Energy, to make an offer to purchase all of the outstanding CanScot Shares. In the Acquisition Agreement, CanScot represented that its board of directors had unanimously (except for Donald Engle, who abstained) endorsed the execution of the Acquisition Agreement, had determined that the Offer is fair to the Shareholders and is in the best interests of CanScot and the Shareholders and that it would recommend acceptance of the Offer by the Shareholders.

CanScot also agreed with APF Energy that, among other things, it would: (a) immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted on or before the date of the Acquisition Agreement with respect to any actual or potential Take-over Proposal; (b) not solicit, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any corporation, person or other entity or group (other than APF Energy and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) in respect of any matter or thing which is inconsistent with the successful completion of the Offer and the merger of the operations of APF Energy and CanScot, including any Take-over Proposal; (c) not participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of CanScot, or otherwise cooperate in any manner with, or assist or participate in, or facilitate or encourage, an effort or attempt by any other person to do anything mentioned in clause (b) herein; or (d) not release any third party from any confidentiality or standstill obligation set forth in any agreement to which CanScot and such third party are parties except for the standstill obligation in connection with a Superior Take-over Proposal by such third party. The foregoing are subject to certain limited exceptions if certain conditions are met and such action is necessary for the board of directors of CanScot to act in a manner consistent with its fiduciary duties or as required by law. CanScot agreed that it will promptly advise APF Energy of any communication related to a proposed Take-over Proposal and that it will not enter into any agreement regarding a Superior Take-over Proposal without providing APF Energy with an opportunity to amend the Offer to provide for substantially similar financial terms to those of the Superior Take-over Proposal.

CanScot agreed that it will promptly advise the Offeror of any inquiry or proposal (including the terms and conditions of such proposal) and that it will not enter into any agreement regarding a Superior Take-over Proposal without providing the Offeror with an opportunity to amend the Acquisition Agreement to provide that Shareholders shall receive a value per CanScot Share equal to or greater than the value per CanScot Share provided in the Superior Take-over Proposal.

The Offeror is permitted under the Acquisition Agreement, in its sole discretion, to waive any term or condition of the Offer for its benefit, and the Offeror may, in its sole discretion, vary any term or condition of the Offer but shall not, without the written consent of CanScot, acting reasonably, change the number of CanScot Shares for which the Offer is made, decrease or change the consideration to be paid for the CanScot Shares or make any other change to the Offer which is, in the opinion of CanScot, acting reasonably, adverse to the Shareholders (and for which purpose an extension of the Offer or waiver of a condition will not be considered materially adverse).

The Acquisition Agreement may, subject to its specific terms, be terminated in certain situations, including: (a) by mutual written consent of the Offeror and CanScot; (b) by either the Offeror or CanScot if the Offeror has not taken up and paid for CanScot Shares satisfying the Minimum Condition by the time specified thereunder unless this results from a failure by the party seeking termination to perform its obligations; (c) by either the Offeror or CanScot if a court or regulatory body has taken action to permanently prohibit the transactions contemplated herein; (d) by either CanScot or the Offeror if the other party is in material breach of any material covenant, obligation or representation or warranty contained in the Acquisition Agreement which would have a Material Adverse Effect on the non-breaching party; (e) by the Offeror if it has the right to refuse to make the Offer due to the failure of certain conditions of the Offer; (f) by APF Energy or CanScot if the Termination Fee becomes payable; (g) by CanScot if the Offeror shall not have mailed the Offer documents, or shall not have taken up and paid for the CanScot Shares under the Offer on or before the applicable times required by the Acquisition Agreement; or (h) by CanScot if there is a Material Adverse Change in respect of APF Energy at or before the Expiry Time.

Non-Completion Fee

CanScot has agreed to pay to the Offeror a non-completion fee (the "TERMINATION FEE") of $1,500,000 in certain events including where: (a) the board of directors of CanScot fails to unanimously recommend that the Shareholders accept the Offer or withdraws or, in a manner adverse to the Offer, modifies or changes its recommendation to the Shareholders to accept the Offer, or fails, as required, to publicly reaffirm its recommendations; (b) the board of directors of CanScot recommends that Shareholders deposit their CanScot Shares, vote in favour of or otherwise accept a Take-Over Proposal; (c) CanScot enters into an agreement with any person with respect to a Take-over Proposal prior to the Expiry Time; (d) another Take-over Proposal is made for consideration greater than as provided under the Offer to the Shareholders and at the Expiry Time, CanScot Shares representing less than 90% (on a diluted basis) of the CanScot Shares have been irrevocably tendered and not withdrawn from the Offer and any such Take-over Proposal has not expired or been withdrawn or there is another Take-over Proposal then outstanding which is completed within six months of the Expiry Time; (e) APF has terminated the Acquisition Agreement as a result of a material misrepresentation, breach of covenant or non-performance by CanScot. Any such payment shall be made by CanScot to the Offeror within one Business Day of the earliest event giving rise to the payment obligation.

CanScot Options

CanScot has agreed to encourage all persons holding CanScot Options to either exercise their CanScot Options and tender the CanScot Shares issued to the Offer, or terminate their rights prior to the Expiry Time in return for a cash payment per CanScot Option equal to the difference between the exercise price of their "in the money" CanScot Options and the per share cash purchase price under the Offer. Pursuant to the Lock-Up Agreements, directors, senior officers, certain employees and key consultants, who hold an aggregate of 1,306,000 CanScot Options (representing 100% of the issued and outstanding CanScot Options), have agreed that they will surrender, terminate or exercise such options and that they will tender any CanScot Shares received upon the exercise thereof to the Offer.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements, the Tendering Shareholders, who hold an aggregate of 4,343,784 CanScot Shares (which includes 1,306,000 CanScot Shares issuable upon the exercise of CanScot Options), representing approximately 29.5% of the issued and outstanding CanScot Shares (on a diluted basis), have agreed to accept the Offer and deposit such shares in accordance with the terms of the Offer, subject to certain conditions, and not to withdraw such shares except in certain circumstances.

In the Lock-Up Agreements, the Tendering Shareholders have agreed, subject to certain conditions, to deposit their CanScot Shares to the Offer and to not withdraw their CanScot Shares unless the Acquisition Agreement is terminated pursuant to its terms, the Termination Fee is payable or a Superior Take-over Proposal is made and the Offeror does not elect to amend its Offer. In addition, they have agreed to exercise their CanScot Options and tender the CanScot Shares to the Offer, or terminate their rights prior to the Expiry Time in return for a cash payment per CanScot Share equal to the difference between the exercise price of their "in the money" CanScot Options and the per share cash purchase price under the Offer.

The obligations of the Tendering Shareholder under the Lock-Up Agreements shall terminate: (a) if the Offeror has terminated the Agreement to Tender on breach by the Tendering Shareholder; or (b) if the Acquisition Agreement has been terminated as provided therein.

PURPOSE OF THE OFFER

The purpose of the Offer is for the Offeror to acquire all outstanding CanScot Shares, including CanScot Shares which may become outstanding on the exercise of options, warrants and rights to purchase CanScot Shares. Upon completion of the Offer, the Offeror intends to utilize any statutory rights of purchase pursuant to Part 16 of the ABCA that may be applicable. See Section 12 of the Offer, "Acquisition of CanScot Shares Not Deposited and Appraisal Rights -Compulsory Acquisition".

If the Offer is successful, but the Offeror acquires less than 90% of the outstanding CanScot Shares, then the Offeror intends to pursue a Second Stage Transaction to acquire the CanScot Shares not tendered to the Offer on such terms and conditions as the Offeror, at the time, believes to be fair and equitable to CanScot and its Shareholders. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of CanScot Shares acquired pursuant to the

Offer. See Section 12 of the Offer, "Acquisition of CanScot Shares Not Deposited and Appraisal Rights - Second Stage Transactions".

PLANS FOR CANSCOT

If the Offer is successful, the Offeror will employ the combined entity's financial resources and continuing personnel on the larger asset base with a view to maximizing returns to Unitholders. In this regard CanScot's reserve, production and undeveloped land base contains potential for enhancement opportunities in both conventional and coalbed methane prospects. The financial resources of APF Energy could be deployed to accelerate these opportunities. The acquisition of CanScot provided APF Energy with potential to develop an inventory of relatively low risk coalbed methane locations in both the United States and in emerging projects within Canada. These long life reserves will complement existing conventional development and exploitation opportunities.

In the event that APF Energy acquires at least 90% of the CanScot Shares pursuant to the Offer, it is expected that certain changes will be effected with respect to the composition of the board of directors of CanScot to allow nominees of the Offeror to become members of such board and after review and consideration of staffing needs, that a number of personnel changes may be made at CanScot and the Offeror. Furthermore, the Offeror intends to integrate the business carried on by the Offeror and CanScot. If permitted by applicable law, subsequent to the completion of the Offer or the Second Stage Transaction, if necessary, the Offeror intends to delist the CanScot Shares from the TSX-V and, if there are fewer than 15 securityholders of CanScot in any province, to cause CanScot to cease to be a "reporting issuer" under the securities laws of each such province.

If CanScot becomes a wholly-owned subsidiary of APF Energy, CanScot may be amalgamated into or wound-up into the APF Energy or an affiliate of APF Energy. It is intended that the Trust will receive royalty income on the additional revenues generated from the oil and gas properties of CanScot.

TERMS AND CONDITIONS OF THE OFFER

Reference is made to the Offer for particulars of the terms and conditions of the Offer, including the manner and time of acceptance, the conditions of the Offer and provisions for payment for CanScot Shares taken up thereunder.

ACCEPTANCE OF THE OFFER

Except as stated herein, the Offeror has no knowledge regarding whether any Shareholder will accept or reject the Offer.

SECURITIES REGULATORY MATTERS

The Offeror will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable in connection with this Offer will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading.

APF Energy is not currently a reporting issuer in any jurisdiction and is not subject to the informational reporting requirements under the securities laws of any jurisdiction. APF Energy will become subject to those reporting requirements in certain Canadian jurisdictions as a result of filing the Offer and this Circular in those jurisdictions. APF Energy intends to apply for, and expects to receive, exemptions from those reporting requirements.

SOURCE OF FUNDS

If the Offer is successful and the Offeror acquires all of the CanScot Shares (on a diluted basis) for a pro rata amount of cash and Trust Units under the Offer, the total amount of funds required to purchase such shares and to pay related fees and expenses will be approximately $39.45 million (including severance payments and payments made to terminate CanScot Options and inclusive of the $3.69 million debt of CanScot, which will be assumed by the Offeror). This amount will be funded from the Offeror's presently available cash and credit facilities. Repayment of such borrowings will be made in whole or in part from cash flow or subsequent financings. See "Consolidated Capitalization of the Trust".

EXPENSES OF THE OFFER

The expenses relating to the Offer, including depository, solicitation, financial advisor, printing, and legal expenses, are estimated at $0.5 million and will be paid by the Offeror. This amount will be funded from the Offeror's presently available credit facilities. Repayment of such borrowings will be made in whole or in part from cash flow or subsequent financings. See Note (1) to the section of the Circular entitled "Consolidated Capitalization of the Trust".

DEPOSITARY

The Offeror has retained Computershare Trust Company of Canada to act as a depositary for the receipt of certificates in respect of CanScot Shares and related Letters of Transmittal deposited under the Offer and for the payment for CanScot Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their CanScot Shares directly with the Depositary. Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the CanScot Shares with the Depositary.

SOLICITING DEALER GROUP

Canaccord Capital Corporation has been retained to act as dealer manager in connection with the Offer to solicit acceptances of the Offer. The Dealer Manager has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer. Each member of the soliciting dealer group, including the Dealer Manager is referred to herein as a "SOLICITING DEALER". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of CanScot Shares a fee of $0.025 for each such share deposited and taken up by the Offeror under the Offer, other than the CanScot Shares deposited under the Offer by the Tendering Shareholders and CanScot Shares already beneficially owned by the Offeror and its associates and affiliates. The aggregate amount payable with respect to any single depositing holder of CanScot Shares will not be less than $75 nor more than $1,500, provided that the $75 minimum will only be payable in respect of deposits of CanScot Shares equal to or greater than 1,000 CanScot Shares. Where CanScot Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror at the time of deposit.

No brokerage fees or commissions will be payable by any Shareholder who deposits CanScot Shares directly with the Depositary or who uses the services of the Dealer Manager or a member of the soliciting dealer group to accept the Offer. Shareholders should contact the Dealer Manager, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the CanScot Shares with the Depositary.

                    CANADIAN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

In the opinion of Parlee McLaws LLP, counsel to the Offeror, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their CanScot Shares pursuant to the Offer or pursuant to the transactions described above in Section 11 of the Offer "Acquisition of CanScot Shares Not Deposited and Appraisal Rights" and who, for purposes of the Income Tax Act, hold their CanScot Shares, and will hold any Trust Units received pursuant to the Offer, as capital property and who deal at arm's length with the Trust and CanScot. CanScot Shares and Trust Units will generally constitute capital property to a holder thereof unless such CanScot Shares or Trust Units are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders whose CanScot Shares or Trust Units might not otherwise qualify as capital property may be able to obtain such qualification by making the election permitted by subsection 39(4) of the Income Tax Act. This summary is not applicable to a Shareholder or a Unitholder that is a "FINANCIAL INSTITUTION" as defined in the Income Tax Act for purposes of the mark-to-market rules, to a Shareholder or a Unitholder an interest in which would be a "TAX SHELTER INVESTMENT" pursuant to the Income Tax Act, or to a Shareholder or a Unitholder that is a "SPECIFIED FINANCIAL INSTITUTION" as defined in the Income Tax Act. THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER OR UNITHOLDER. ACCORDINGLY, SHAREHOLDERS AND UNITHOLDERS SHOULD CONSULT THEIR OWN INDEPENDENT TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF DISPOSING OF THEIR CANSCOT SHARES AND ACQUIRING TRUST UNITS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder (the "REGULATIONS") and counsel's understanding of the current administrative practices of the Canada Customs and Revenue Agency ("CCRA"). This summary does not take into account or anticipate changes in the law, whether by way of judicial, government or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

The Manager has confirmed that APF (referred to in this summary as the "TRUST") currently qualifies as a "MUTUAL FUND TRUST" for the purposes of the Income Tax Act. It will continue to so qualify provided certain conditions under the Income Tax Act (relating principally to the number of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Trust's activities) are maintained. See "Certain Tax Considerations Regarding the Trust and Trust Units - Status of the Trust". If the Trust does not qualify as a mutual fund trust, the Trust Units will not be qualified investments for registered retirement savings plans ("RRSPS"), registered retirement income funds ("RRIFS"), Registered Education Savings Plans ("RESPS") and deferred profit sharing plans ("DPSPS") (collectively referred to as "EXEMPT PLANS"). EXCEPT AS OTHERWISE INDICATED, THIS SUMMARY IS BASED ON THE ASSUMPTION THAT THE TRUST WILL AT ALL TIMES CONTINUE TO QUALIFY AS A MUTUAL FUND TRUST FOR THE PURPOSES OF THE INCOME TAX ACT.

CERTAIN INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OFFER

Shareholders Resident in Canada

In addition to the comments set out under the heading "GENERAL", this portion of the summary is applicable only to Shareholders who are resident or who are deemed to be resident in Canada.

Disposition of CanScot Shares

A Shareholder whose CanScot Shares are taken up and paid for under the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the holder's CanScot Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the CanScot Shares to the holder. For this purpose the proceeds of disposition to the holder will equal the sum of the fair market value of any Trust Units received plus the amount of any cash received. Similarly, a holder will be considered to have acquired any Trust Units under the Offer at an initial cost equal to the fair market value thereof. The initial cost of any such Trust Units will be averaged with the adjusted cost base of any other Trust Units owned by such holder to determine their adjusted cost base.

A holder will be required to include in income one-half of the amount of any resulting capital gain (a "TAXABLE CAPITAL GAIN") and will generally be entitled to deduct one-half of the amount of any resulting capital loss (an "ALLOWABLE CAPITAL LOSS") against taxable capital gains realized by the holder for the year, and any remaining allowable capital loss may generally be deducted in any of three preceding years or any subsequent year against taxable capital gains in such years to the extent and under circumstances described in the Income Tax Act.

In the case of a holder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of CanScot Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Income Tax Act.

Capital gains realized by an individual may be subject to an alternative minimum tax. The Income Tax Act provides that tax payable by individuals (other than certain trusts) is the greater of the tax otherwise determined and an alternative minimum tax. Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Acquisition of CanScot Shares Not Deposited

As described in Section 11 of the Offer "Acquisition of CanScot Shares Not Deposited and Appraisal Rights", the Offeror may acquire CanScot Shares not deposited under the Offer pursuant to a Compulsory Acquisition. Generally speaking, to the extent the CanScot Shares are acquired by the Offeror for Trust Units or cash, the consequences to former holders of any Compulsory Acquisition will generally be as set out above under the heading "Disposition of CanScot Shares".

If the Offeror is unable to use a Compulsory Acquisition, the Offeror may propose a Second Stage Transaction as described under "Acquisition of CanScot Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer. The tax consequences of such a transaction will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. A Shareholder may realize a capital gain (or a capital loss) and/or a deemed dividend. EXCEPT WITH RESPECT TO THE SECOND STAGE TRANSACTION SET OUT BELOW, THIS OPINION DOES NOT DESCRIBE THE TAX CONSEQUENCES OF A SECOND STAGE TRANSACTION TO A SHAREHOLDER.

As referred to under "Acquisition of CanScot Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer, the Offeror may consider an amalgamation of CanScot with a subsidiary of the Offeror on the basis that outstanding CanScot Shares will be exchanged for redeemable preferred shares of the amalgamated entity which are then forthwith redeemed. On such redemption, a Shareholder will be deemed to receive a dividend equal to the amount by which the value of the redemption proceeds received by the Shareholder exceeds the paid-up capital (for purposes of the Income Tax Act) at that time of such preferred shares. In the case of a Shareholder that is a corporation, in some circumstances the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. On the redemption, the Shareholder will also be considered to have disposed of the preferred shares for proceeds of disposition equal to the value of the redemption proceeds less the amount of such deemed dividend. The Shareholder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the redemption, exceed (or are less than) the adjusted cost base to the Shareholder of such preferred shares, which adjusted cost base will be equal to the adjusted cost base of the Shareholder's CanScot Shares immediately before the amalgamation. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, any such capital loss may be reduced by the amount of the dividend deemed to be received by the Shareholder on the redemption, and by the amount of dividends received or deemed to have been received by the Shareholder on the CanScot Shares, to the extent and under the circumstances described in the Income Tax Act.

It is understood that under the current administrative practices of the CCRA, Shareholders who receive payment for their CanScot Shares pursuant to the exercise of their right of dissent from such an amalgamation will be considered to have disposed of their CanScot Shares and to have realized a capital gain (or capital loss) equal to the amount by which the amount that is ultimately determined to be payable to the Shareholder in respect of the Shareholder's CanScot Shares (exclusive of any interest thereon), net of any reasonable costs incurred by the Shareholder in connection with such disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of the CanScot Shares. Where any interest is paid to the Shareholder, the Shareholder must include such interest in computing income under the Income Tax Act.

Shareholders Not Resident in Canada

In addition to the comments set out under the heading "General", this portion of the summary is applicable to Shareholders who, for purposes of the Income Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their CanScot Shares and who do not use or hold and are not deemed to use or hold their CanScot Shares in carrying on a business in Canada (hereinafter referred to as a "Non-Resident Shareholder"). Special rules apply to non-resident insurers that carry on an insurance business in Canada.

Non-Resident Shareholders Accepting the Offer

A Non-Resident Shareholder will only be subject to taxation in Canada in respect of the disposition of CanScot Shares if such shares constitute "TAXABLE CANADIAN PROPERTY" and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally speaking, a Non-Resident Shareholder's CanScot Shares will constitute taxable Canadian property only if at any time during the five year period immediately preceding the disposition of the CanScot Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or any combination thereof owned (or had options to acquire) not less than 25% of the issued shares of any class or series of the capital stock of CanScot or a predecessor, or the Non-Resident Shareholder's CanScot Shares were acquired in a tax deferred exchange for other property that was itself taxable Canadian property.

Non-Resident Shareholders whose CanScot Shares constitute taxable Canadian property to them and who accept the Offer will generally be subject to the same income tax considerations as those discussed above with respect to Shareholders that are resident in Canada. Such Non-Resident Shareholders would also be required to file a Canadian income tax return reporting the disposition and, if the disposition results in a capital gain, pay Canadian income tax in respect of such capital gain at applicable rates. Non-Resident Shareholders whose CanScot Shares constitute taxable Canadian property may nonetheless be exempted from taxation on gains to the extent that they can avail themselves of the provisions of a relevant bilateral tax treaty with Canada.

Acquisition of CanScot Shares Not Deposited

The consequences under the Income Tax Act to a Non-Resident Shareholder of any Compulsory Acquisition would generally be the same as those described above with respect to Non-Resident Shareholders Accepting the Offer.

If the Offeror is unable to use a Compulsory Acquisition, the Offeror may propose a Second Stage Transaction as described under "Acquisition of CanScot Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer. The tax consequences of such a transaction to a Non-Resident Shareholder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from those described above. The Non-Resident Shareholder may realize a capital gain (or a capital loss) and/or a deemed dividend. EXCEPT WITH RESPECT TO THE SECOND STAGE TRANSACTION SET OUT BELOW, THIS OPINION DOES NOT DESCRIBE THE TAX CONSEQUENCES OF A SECOND STAGE TRANSACTION TO A NON-RESIDENT SHAREHOLDER.

As referred to under "Acquisition of CanScot Shares Not Deposited and Appraisal Rights" at Section 11 of the Offer, the Offeror may consider an amalgamation of CanScot with a subsidiary of the Offeror on the basis that outstanding CanScot Shares will be exchanged for redeemable preferred shares of the amalgamated entity which are then forthwith redeemed. On such redemption, a Non-Resident Shareholder will be deemed to receive a dividend equal to the amount by which the value of the redemption proceeds received by the Non-Resident Shareholder exceeds the paid-up capital (for purposes of the Income Tax Act) of such preferred shares at that time. Such deemed dividend would be subject to Canadian withholding tax under the Income Tax Act at a rate of 25%, subject to reduction under an applicable bilateral tax treaty. In the case of a Non-Resident Shareholder, who is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, the rate of withholding tax on such deemed dividend generally would be reduced to 15%. On the redemption, the Non-Resident Shareholder will also be considered to have disposed of the preferred shares for proceeds of disposition equal to the value of the redemption proceeds less the amount of such deemed dividend. The Non-Resident Shareholder generally will not be subject to tax under the Income Tax Act in respect of any gain realized on such disposition provided the preferred shares do not constitute "taxable Canadian property" (within the meaning of the Income Tax Act) to the Non-Resident Shareholder. Generally, the preferred shares will not constitute taxable Canadian property to a Non-Resident Shareholder unless either the Non-Resident Shareholder's CanScot shares constituted taxable Canadian property immediately before the amalgamation (see above under the heading "Non-Resident Shareholders Accepting the Offer") or the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm's length (within the meaning of the Income Tax Act), or the Non-Resident Shareholder together with such persons owns or has an interest in or option in respect of 25% or more of the preferred shares. A Non-Resident Shareholder whose preferred shares constitute taxable Canadian property generally will be required to calculate a capital gain or capital loss on the redemption of their preferred shares in the same manner as a Shareholder who is resident in Canada, as described above under the heading "Shareholders Resident in Canada - Acquisition of CanScot Shares Not Deposited", and would be required to file a Canadian income tax return reporting the disposition and pay Canadian income tax in respect of any resulting capital gain at applicable rates.

CERTAIN TAX CONSIDERATIONS REGARDING THE TRUST AND THE TRUST UNITS

Status of The Trust

If the Trust has at least 150 Unitholders, each of whom owns not less than 100 Trust Units, and each of whom owns Trust Units having an aggregate fair market value of not less than $500, the Trust will continue to qualify as a mutual fund trust for purposes of the Income Tax Act, provided such conditions are maintained; the undertaking of the Trust is restricted to the investing of funds in property (other than real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest therein) that is capital property of the Trust, or any combination of these activities; and certain other requirements are satisfied. It is intended that these requirements will be satisfied so that the Trust will continue to so qualify, but in the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described below. The Trust Units are qualified investments for Exempt Plans provided the Trust continues to qualify as a mutual fund trust for the purposes of the Income Tax Act and subject to the specific provisions of any particular Exempt Plan.

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Income Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CCRA.

If the Trust ceases to qualify as a mutual fund trust, the Trust will be required to pay a tax under Part XII.2 of the Income Tax Act. The payment of
Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including non-resident persons and Exempt Plans that acquire an interest in the Trust directly or indirectly from another Unitholder.

Income of the Trust

The Income Tax Act requires the Trust to compute its income or loss for a taxation year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Income Tax Act, as described below.

The Trust is required to include in computing its income for a taxation year all amounts that it received in that year in respect of the Royalty, including any amounts subject to set off, and including any amounts paid by it to APF Energy in that year in respect of reimbursed Crown Royalties. The Trust is also required to include in computing its income for a taxation year income attributable to the proceeds of disposition of the Royalty and the Trust's share of the income attributable to the sale of all or any portion of the Royalty relating to a property sold by APF Energy. The Trust will also be required to include in its revenue for each taxation year all interest on any investments held by the Trust, including the Notes, that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, or is deemed to have been paid in the year.

The Trust is entitled to annual deductions in respect of reasonable current expenses incurred in its ongoing operation, its cumulative Canadian oil and gas property expense ("cumulative COGPE") account, resource allowance and capitalized issue expenses in accordance with the provisions of the Income Tax Act. The Trust may deduct in respect of each taxation year an amount not exceeding 10% of its cumulative COGPE account, determined on a declining balance basis and 20% of the total issue expenses of a sale of Trust Units to the extent that those expenses were not otherwise deductible in a preceding year. Subject to the Proposed Amendments discussed below, the Trust's annual deduction in respect of resource allowance will be an amount equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Income Tax Act. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust. To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown Royalty paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Unitholders Resident in Canada - Income from Trust Units". Accordingly, it is anticipated that the Trust will generally not have any taxable income for purposes of the Income Tax Act. The Trust may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for the year that becomes payable to Unitholders in the year in order to utilize losses from prior taxation years. The Trust may choose not to claim all deductions in computing income and taxable income to the maximum extent allowed by the Income Tax Act.

ARTC Entitlement

The Trust is entitled to claim ARTC under current legislation. Under current legislation, the ARTC is based on a price-sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the Alberta Corporate Tax Act.

PROPOSED AMENDMENTS

The June 9, 2003 Notice of Ways and Means Motion

The Department of Finance (Canada) tabled a Notice of Ways and Means Motion (the "June Notice") in Parliament on June 9, 2003 to implement a package of measures dealing with the taxation of resource income. These measures were first outlined in the February 18, 2003 federal budget and details were provided in the March 3, 2003 technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada". The new structure for federal taxation of resource income proposed by the June Notice contains the following initiatives applicable to the oil and gas industry to be phased in over a five-year period:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003; and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance.

The June Notice also proposes that the percentage of ARTC that the Trust will be required to include in federal income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90%
in 2011; and 100% in 2012 and beyond.

UNITHOLDERS RESIDENT IN CANADA

Income from Trust Units

Each Unitholder is required to include in computing his income for a particular taxation year the Unitholder's pro rata share of the Trust's income, determined under the principles discussed above, that is paid or payable to the Unitholder in that taxation year, including all amounts designated by the Trust to a Unitholder and deducted by the Trust in respect of the excess of reimbursed Crown charges over resource allowance deducted in computing the Trust's income. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for purposes of the Income Tax Act. Any loss of the Trust for purposes of the Income Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Income Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. The non-taxable portion of capital gains distributed to a private corporation may be added to its capital dividend account. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units, this will give rise to a deduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder.

A Unitholder which is a Canadian-controlled private corporation (as defined in the Income Tax Act) will be subject to a refundable tax of 6 2/3% in respect of its aggregate investment income for the year within the meaning of the Income Tax Act. A Unitholder which is subject to the 6 2/3% tax will be entitled to a refund of the tax as dividends are paid by it. The portion of realized taxable capital gains (net of allowable capital losses) that accrued while the Trust Units are held by a Canadian-controlled private corporation and distributions of income of the Trust are included in the calculation of aggregate investment income for these purposes.

Adjusted Cost Base of Trust Units

The adjusted cost base to a Unitholder of a Trust Unit will generally include all amounts paid by the Unitholder for the Trust Unit. Trust Units issued to a Unitholder under the Trust's distribution reinvestment plan, in lieu of a cash distribution in respect of income will have an adjusted cost base equal to the amount of such income. See "Trust Units - Distribution Reinvestment Plan". This adjusted cost base will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder in order to determine the respective adjusted cost base of each Trust Unit. Amounts distributed by the Trust to a Unitholder in respect of a Trust Unit (including amounts in respect of ARTC) will reduce a Unitholder's adjusted cost base of the Trust Unit to the extent that the amount distributed to a Unitholder is in excess of his pro-rata share of the income of the Trust, determined under the principles discussed above. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Income Tax Act for the year of disposition as a taxable capital gain. Subject to certain specific rules in the Income Tax Act and one-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances.

UNITHOLDERS NOT RESIDENT IN CANADA

The following is a general summary of the principal Canadian federal income tax consequence under the Income Tax Act generally applicable to Unitholders who, for purposes of the Income Tax Act, are not resident in Canada at any time while they hold their Trust Units, who hold their Trust Units as capital property and who do not use or hold, and are not deemed under the Income Tax Act to use or hold, their Trust Units in, or in the course of, carrying on business in Canada. NON-RESIDENT UNITHOLDERS ARE URGED TO CONSULT THEIR LOCAL TAX ADVISORS AS TO THE INCOME TAX CONSIDERATIONS APPLICABLE TO THE ACQUISITION OF TRUST UNITS.

Income from Trust Units

Where the Trust makes distributions to a Unitholder who is not resident in Canada for purposes of the Income Tax Act, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will generally apply, except that any distribution of income of the Trust to a Unitholder not resident in Canada will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. Distribution of amounts which are not income for purposes of the Income Tax Act will not be subject to Canadian withholding tax. Distribution of income of the Trust to a Unitholder that is subject to withholding tax will be computed under the same principles discussed above. See "Certain Tax Considerations Regarding the Trust and the Trust Units - The Trust - Income of the Trust".

Adjusted Cost Base of Trust Units

A Unitholder who is not resident in Canada will generally compute the adjusted cost base of his Trust Units under the same rules as apply to residents of Canada. Any distributions by the Trust in excess of a Unitholder's pro-rata share of income of the Trust will reduce the adjusted cost base of any Trust Unit held by a Unitholder. To the extent that the adjusted cost base is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of a Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

A Unitholder who is not resident in Canada and who disposes of or is deemed to have disposed of his Trust Units (other than in a tax deferred transaction), will recognize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Trust Units disposed of and any reasonable costs associated with the disposition. A Unitholder will not be subject to tax under the Income Tax Act in respect of his capital gain unless: (i) his Trust Units or rights to acquire Trust Units are "taxable Canadian property" for purposes of the Income Tax Act; and (ii) he is not entitled to relief under a tax treaty between Canada and his jurisdiction of residence. Generally, a Trust Unit will be "taxable Canadian property" of a Unitholder if, at any time during the five year period immediately preceding the disposition of a Trust Unit, not less than 25% of the issued Trust Units belong to the Unitholder, persons with whom the Unitholder did not deal at arm's length, or any combination thereof.

                                  LEGAL MATTERS

The legal opinions referred to under the section of the Circular entitled "Canadian Federal Income Tax Consequences" have been provided by Parlee McLaws LLP. As of the date hereof, the partners and associates of Parlee McLaws LLP beneficially owned (directly or indirectly) less than 1% of the issued and outstanding Trust Units and CanScot Shares.

                     AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of APF are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

The registrar and transfer agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Quebec, Calgary, Alberta and Toronto, Ontario.

                                STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides security holders of CanScot with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

           DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

A registration statement on Form F-8 has been filed with the United States Securities and Exchange Commission (the "SEC") under the United States Securities Act of 1933 relating to the Offer. The following documents have been filed with the SEC as a part of the registration statement of which this Offer and Circular form a part: (i) the documents listed under "Business and Properties of the Offeror--Incorporation by Reference," (ii) consents of accountants and counsel and independent engineers, (iii) powers of attorney pursuant to which amendments to the registration statement may be signed, and
(iv) the Letter of Transmittal, Notice of Guaranteed Delivery, Depositary Agreement, Dealer Manager Agreement, Form of Lock-Up Agreement and Acquisition Agreement.

                                    CONSENTS

                               CONSENT OF COUNSEL

To:    APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada


We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Consequences" in the Circular accompanying the Offer dated August 18, 2003 made by APF Energy Inc. and APF Energy Trust to the holders of Common Shares of CanScot Resources Ltd.



August 18, 2003                             (Signed) "Parlee McLaws LLP"
Calgary, Alberta                            Barristers and Solicitors

                              CONSENT OF ENGINEERS

To:    APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada


Dear Sirs:

We hereby consent to the use of our name and references to excerpts from our reports:

       (a) dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves attributable to the properties of APF Energy Inc. and APF Energy Limited Partnership and including a mechanical update to January 1, 2003 of the additional 8% of the established reserves of APF Energy Inc., being the Paddle River Property, based on estimates effective July, 2002 produced to us by APF Energy Inc.; and

       (b) dated October 30, 2002 and effective October 1, 2002 and evaluating the reserves attributable to the properties of Hawk Oil Inc.,

the reports of the reserves attributable to the properties of APF Energy Inc., being incorporated by reference in the Circular accompanying the Offer dated August 18, 2003 made by APF Energy Inc. and APF Energy Trust to the holders of Common Shares of CanScot Resources Ltd.


                                                Yours very truly,



Dated:  August 18, 2003         (Signed) "Gilbert Laustsen Jung Associates Ltd."
Calgary, Alberta
Canada

                              CONSENT OF ENGINEERS

To:    APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

We hereby consent to the use of our name and references to excerpts from our evaluation report (the "Report") of the petroleum and natural gas reserves of CanScot Resources Ltd. and the future net production revenues therefrom effective January 1, 2003, the Report being referenced in the Circular accompanying the Offer dated August 18, 2003 made by APF Energy Inc. and APF Energy Trust to the holders of Common Shares of CanScot Resources Ltd.


Dated: August 18, 2003        Yours truly,
Calgary, Alberta              (Signed) "McDaniel & Associates Consultants Ltd."

                              CONSENT OF ENGINEERS

To:    APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada


Dear Sirs:

We hereby consent to the use of our name and references to excerpts from our evaluation report (the "Report") of certain oil and gas properties of Nycan Energy Corp. dated November 14, 2002 and effective October 1, 2002, the Report being incorporated by reference in the Circular accompanying the Offer dated August 18 made by APF Energy Inc. and APF Energy Trust to the holders of Common Shares of CanScot Resources Ltd.


Dated: August 18, 2003            Yours truly,
Calgary, Alberta                  (Signed) "AJM Petroleum Consultants"

                           CONSENT OF AUDITORS OF APF

To:    The Trustee of APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada


Dear Sirs:

APF ENERGY TRUST

We refer to the take-over bid circular dated August 18, 2003 relating to the offer by APF Energy Inc. and APF Energy Trust to purchase all of the outstanding Common Shares of CanScot Resources Ltd.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of:

1. our report dated February 28, 2003 to the Shareholders of Hawk Oil Inc. on the following financial statements:

     o    Consolidated balance sheets as at December 31, 2002 and 2001;

     o Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001;

2. our report dated March 7, 2003 (except for note 12 which is at March 10, 2003) to the Directors of Nycan Energy Corp. on the following financial statements:

     o    Consolidated balance sheets as at December 31, 2002 and 2001;

     o Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001; and

3. our report dated April 2, 2003 to the Unitholders of APF Energy Trust on the following financial statements:

     o    Consolidated balance sheets as at December 31, 2002 and 2001;

     o Consolidated statements of operations and accumulated earnings, cash flows and cash distributions and accumulated cash distributions for the years ended December 31, 2002 and 2001.

We also consent to the use in the above-mentioned take-over bid circular of our compilation reports dated August 18, 2003 to the Trustee of APF Energy Trust on the unaudited pro-forma consolidated balance sheet as at March 31, 2003 and statements of operations and cash distributions of APF Energy Trust for the three months ended March 31, 2003 and the unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2002.



Calgary, Canada                         (Signed)  "PricewaterhouseCoopers LLP"
August 18, 2003                                   Chartered Accountants

                    CONSENT OF AUDITORS OF KINWEST AND SELLCO

To:    APF Energy Trust
       The Board of Directors of APF Energy Inc.
       The Securities Commissions and similar regulatory authorities in the provinces of Canada


Dear Sirs:

APF ENERGY TRUST

We refer to the take-over bid circular dated August 18, 2003 relating to the offer by APF Energy Inc. and APF Energy Trust to purchase all of the outstanding Common Shares of CanScot Resources Ltd.

We consent to the incorporation by reference in the above-mentioned take-over bid circular of:

1. Our report dated March 27, 2002 to the Directors of Kinwest Resources Inc. on the following financial statements:

     o    Balance sheets as at December 31, 2001, 2000 and 1999;

     o Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.

2. Our report dated April 24, 2002 for the Directors of Sellco on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.


Calgary, Canada                          (Signed) "Meyers Norris Penny LLP"
August 18, 2003                                   Chartered Accountants

                   PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2002

COMPILATION REPORT

TO THE TRUSTEE OF APF ENERGY TRUST
AND TO THE DIRECTORS OF APF ENERGY INC.

We have read the accompanying unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust (the "Trust") for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "APF Energy Trust, Hawk Oil Inc., Nycan Energy Corp. and CanScot Resources Ltd." to the audited financial statements of the applicable entity for the year ended December 31, 2002, and found them to be in agreement.

2. Compared the figures in the columns captioned "Kinwest Resources Inc. and Sellco" to the unaudited financial statements of the applicable entity for the five months ended May 30, 2002 and found them to be in agreement.

3. Made inquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

     (a)   the basis for determination of the pro-forma adjustments; and

     (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

     (a) described to us the basis for determination of the pro-forma adjustments, and

     (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned "APF Energy Trust, Hawk Oil Inc., Nycan Energy Corp. and CanScot Resources Ltd." for the year ended December 31, 2002 and the columns captioned "Kinwest Resources Inc. and Sellco" for the five months ended May 30, 2002, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

                                           (Signed) "PricewaterhouseCoopers LLP"
                                           Chartered Accountants

Calgary, Alberta
August 18, 2003

     COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND
                        UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express an opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statements of earnings and cash flow from operations.


(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta Canada
August 18, 2003

APF ENERGY TRUST
Pro-Forma Consolidated Statement of Operations
(Unaudited)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                             APF ENERGY TRUST      KINWEST RESOURCES
                                                 YEAR ENDED               INC.                SELLCO            HAWK OIL INC.
                                                DECEMBER 31,       FIVE MONTHS ENDED        FIVE MONTHS           YEAR ENDED
                                                    2002              MAY 30, 2002      ENDED MAY 30, 2002    DECEMBER 31, 2002
                                                      $                    $                     $                     $
                                             ----------------      -----------------    ------------------    -----------------
REVENUE
Oil and natural gas                              92,344,559             5,405,283             4,181,602            19,264,893
Royalties expense, net of ARTC                  (18,707,274)             (767,278)             (615,417)           (2,843,781)
Other operating revenue                           1,676,257                    --                    --                    --
                                                -----------           -----------           -----------           -----------
                                                 75,313,542             4,638,005             3,566,185            16,421,112
EXPENSES
Operating                                        19,747,770             1,101,075               857,882             4,572,125
Compensation costs arising from sale                                    2,484,550
General and administrative - net                  4,634,877               267,332                                   1,061,323
Management fee                                    1,976,054
Interest on long-term debt                        2,833,841               152,525                                     319,837
Capital and other taxes                           1,901,296                    --
Internalization of management contract            7,297,325
Depletion and amortization                       30,200,479             1,020,087                                   4,241,235
Site restoration                                  2,087,066                67,060
                                                -----------           -----------           -----------           -----------
                                                 70,678,708             5,092,629               857,882            10,194,520
                                                -----------           -----------           -----------           -----------
OPERATING INCOME                                  4,634,834              (454,624)            2,708,303             6,226,592

PROVISION FOR INCOME TAXES (RECOVERY)
Current                                                  --                (9,142)                                    458,585
Future                                           (7,133,279)              (13,232)                                  1,754,495
                                                -----------           -----------           -----------           -----------
INCOME BEFORE MINORITY INTEREST                  11,768,113              (432,250)            2,708,303             4,013,512

MINORITY INTEREST                                   403,369
                                                -----------           -----------           -----------           -----------
NET INCOME FOR THE YEAR                          11,364,744              (432,250)            2,708,303             4,013,512


NET INCOME PER UNIT - BASIC                            0.55
                                                -----------           -----------           -----------           -----------
NET INCOME PER UNIT - DILUTED                          0.55
                                                -----------           -----------           -----------           -----------




                                                            CANSCOT RESOURCES
                                       NYCAN ENERGY CORP.         LTD.
                                           YEAR ENDED          YEAR ENDED            ADJUSTMENTS
                                       DECEMBER 31, 2002    DECEMBER 31, 2002         (NOTE 2)              TOTAL
                                               $                     $                    $                   $
                                       -----------------    -----------------     ----------------       -----------
REVENUE
Oil and natural gas                        11,695,000           6,455,268                                139,346,605
Royalties expense, net of ARTC             (2,013,000)         (1,161,669)                               (26,108,419)
Other operating revenue                            --             106,782                                  1,783,039
                                           ----------          ----------          ----------            -----------
                                            9,682,000           5,400,381                                115,021,225
EXPENSES
Operating                                   2,953,000           1,652,587                                 30,884,439
Compensation costs arising from sale                                               (2,484,550)(vi)                --
General and administrative - net              816,000             975,330             100,649 (vii)        7,855,511
Management fee                                                                        999,985 (iii)        2,976,039
Interest on long-term debt                    288,000             132,867          (1,404,316)(ii)         2,322,754
Capital and other taxes                                                                81,785 (viii)       1,983,081
Internalization of management contract                                                                     7,297,325
Depletion and amortization                  3,398,000           2,343,831           7,191,718 (i)(v)      48,395,350
Site restoration                                                                      378,209 (v)          2,532,335
                                           ----------          ----------          ----------            -----------
                                            7,455,000           5,104,615           4,863,480            104,246,834
                                           ----------          ----------          ----------            -----------
OPERATING INCOME                            2,227,000             295,766          (4,863,480)            10,774,391

PROVISION FOR INCOME TAXES (RECOVERY)                                                (452,760)(iv)
Current                                        49,000              36,102             (81,785)(viii)              --
Future                                        787,000              80,070            (903,019)(iv)        (5,427,965)
                                           ----------          ----------          ----------            -----------
INCOME BEFORE MINORITY INTEREST             1,391,000             179,594          (3,425,916)            16,202,356

MINORITY INTEREST                                                  97,382             255,304                756,055
                                           ----------          ----------          ----------            -----------
NET INCOME FOR THE YEAR                     1,391,000              82,212          (3,681,220)            15,446,301


NET INCOME PER UNIT - BASIC                                                                                     0.48
                                           ----------          ----------          ----------            -----------
NET INCOME PER UNIT - DILUTED                                                                                   0.42
                                           ----------          ----------          ----------            -----------

APF ENERGY TRUST
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

                                                       APF ENERGY TRUST
                                                         NINE MONTHS      KINWEST RESOURCES
                                                           ENDED                INC.               SELLCO           HAWK OIL INC.
                                                         DECEMBER 31,     FIVE MONTHS ENDED      FIVE MONTHS          YEAR ENDED
                                                            2002            MAY 30, 2002      ENDED MAY 30, 2002  DECEMBER 31, 2002
                                                              $                   $                   $                   $
                                                      -----------------   -----------------   ------------------  -----------------
REVENUE
Oil and natural gas                                       92,344,559           5,405,283           4,181,602          19,264,893
Other operating revenue                                    1,676,257                  --                  --                  --
Gross overriding and lessor's royalties                   (7,802,341)           (346,079)           (286,412)           (604,605)
                                                          ----------           ---------           ---------          ----------
                                                          86,218,475           5,059,204           3,895,190          18,660,288


EXPENSES
Operating                                                 19,747,770           1,101,075             857,882           4,572,125
Compensation costs arising from sale                                           2,484,550
General and administrative expense                         4,316,930             267,332                               1,061,323
Management fees                                            1,976,054                  --
Debt service charges                                       2,833,841             152,525                                 319,837
Capital expenditures funded from cash
  flow                                                     5,143,562                                                  10,467,827
Discretionary debt repayment                                      --             632,523           2,708,303                  --
Site restoration fund contribution                           925,000
Capital and other taxes                                    1,901,296                  --
                                                          ----------           ---------           ---------          ----------
                                                          36,844,453           4,638,005           3,566,185          16,421,112

INCOME SUBJECT TO THE ROYALTY                             49,374,022             421,199             329,005           2,239,176
                                                          ----------           ---------           ---------          ----------
99% OF INCOME SUBJECT TO THE ROYALTY                      48,880,283             416,987             325,715           2,216,784

CROWN CHARGES - NET                                      (10,795,884)           (416,987)           (325,715)         (2,216,784)
INTEREST ON CONVERTIBLE DEBENTURES                                --                  --                  --                  --
GENERAL AND ADMINISTRATIVE COSTS OF THE
  TRUST                                                     (317,947)                 --                  --                  --
                                                          ----------           ---------           ---------          ----------
CASH AVAILABLE TO BE DISTRIBUTED                          37,766,452                  --                  --                  --

CASH DISTRIBUTED TO DATE                                  34,201,561                  --                  --                  --
                                                          ----------           ---------           ---------          ----------
CASH DISTRIBUTION PAYABLE                                  3,564,891                  --                  --                  --
                                                          ----------           ---------           ---------          ----------
ACTUAL/DEEMED CASH DISTRIBUTION
  DECLARED PER UNIT - BASIC                                     1.81
                                                          ----------           ---------           ---------          ----------
ACTUAL/DEEMED CASH DISTRIBUTION
  DECLARED PER UNIT - DILUTED                                   1.81
                                                          ----------           ---------           ---------          ----------


                                                              CANSCOT RESOURCES
                                          NYCAN ENERGY CORP.        LTD.
                                             YEAR ENDED          YEAR ENDED            ADJUSTMENTS
                                         DECEMBER 31, 2002    DECEMBER 31, 2002          (NOTE 2)            TOTAL
                                                 $                     $                    $                  $
                                         ------------------   -----------------    -----------------      -----------
REVENUE
Oil and natural gas                         11,695,000             6,455,268                              139,346,605
Other operating revenue                                              106,782                                1,783,039
Gross overriding and lessor's royalties     (1,056,000)             (356,200)                             (10,451,637)
                                           -----------             ---------        -----------           -----------
                                            10,639,000             6,205,850                              130,678,007

EXPENSES
Operating                                    2,953,000             1,652,587                               30,884,439
Compensation costs arising from sale                                                 (2,484,550)(vi)               --
General and administrative expense             816,000               975,330            100,649 (vii)       7,537,564
Management fees                                                                         999,985 (iii)       2,976,039
Debt service charges                           288,000               132,867         (1,404,316)(ii)        2,322,754
Capital expenditures funded from cash
  flow                                       5,625,000             2,639,597                 --            23,875,986
Discretionary debt repayment                        --                    --        (22,823,940)(ix)      (19,483,114)
Site restoration fund contribution                                                                            925,000
Capital and other taxes                                                                  81,785 (viii)      1,983,081
                                           -----------             ---------        -----------           -----------
                                             9,682,000             5,400,381        (25,530,386)           51,021,750

INCOME SUBJECT TO THE ROYALTY                  957,000               805,469         25,530,386            79,656,257
                                           -----------             ---------        -----------           -----------
99% OF INCOME SUBJECT TO THE ROYALTY           947,430               797,414         25,275,082            78,859,695

CROWN CHARGES - NET                           (947,430)             (797,414)                --           (15,500,215)
INTEREST ON CONVERTIBLE DEBENTURES                  --                    --         (4,700,000)(ix)       (4,700,000)
GENERAL AND ADMINISTRATIVE COSTS OF THE
  TRUST                                             --                    --                 --              (317,947)
                                           -----------             ---------        -----------           -----------
CASH AVAILABLE TO BE DISTRIBUTED                    --                    --         20,575,082            58,341,534

CASH DISTRIBUTED TO DATE                            --                               20,575,082            54,776,643
                                           -----------             ---------        -----------           -----------
CASH DISTRIBUTION PAYABLE                           --                                       --             3,564,891
                                           -----------             ---------        -----------           -----------
ACTUAL/DEEMED CASH DISTRIBUTION
  DECLARED PER UNIT - BASIC                                                                                      1.81
                                           -----------             ---------        -----------           -----------
ACTUAL/DEEMED CASH DISTRIBUTION
  DECLARED PER UNIT - DILUTED                                                                                    1.59
                                           -----------             ---------        -----------           -----------

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
DECEMBER 31, 2002



1.   Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk"), Nycan Energy Corp. ("Nycan") and CanScot Resources Ltd. ("CanScot"). Kinwest, Sellco, Hawk, Nycan and CanScot were involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2002 audited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the December 31, 2002 audited financial statements of Hawk, the December 31, 2002 audited financial statements of Nycan, the December 31, 2002 audited financial statements of CanScot, and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take-over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take-over bid, which closed April 28, 2003. The CanScot Shares are to be purchased by the Trust through a take-over bid, expected to close in September 2003. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro-forma consolidated financial statements do not give effect to any transaction that does not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk, Nycan and the Swan Hills Unit acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units.

The pro-forma consolidated financial statements give effect to the funds raised by the prospectus of the Trust dated March 19, 2003 and the prospectus of the Trust dated June 26, 2003.

The pro-forma consolidated financial statements may not be indicative of the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk, Nycan and CanScot have been accounted for as business acquisitions. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2002, the audited financial statements of Nycan as at and for the year ended December 31, 2002 and the audited financial statements of CanScot for the year ended December 31, 2002.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2.   Pro-forma adjustments and assumptions

       The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

       (i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets, the Nycan capital assets and the CanScot capital assets are amortized on a unit of production basis;

       (ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units and from the issue of Debentures pursuant to prospectuses, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

       (iii)  the 3.5% management fee was charged on net operating cash flow;

       (iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

       (v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk, Nycan and CanScot has been reclassed from depletion and amortization.

       (vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

       (vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

       (viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

       (ix) the pro-forma consolidated statement of cash distributions assumes that the capital expenditures funded from cash flow and the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period (36,677,336 diluted).

3.   Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,474 Trust Units issued as part of the settlement for the Hawk shares, 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus.

Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
DECEMBER 31, 2002
--------------------------------------------------------------------------------

fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4.   Other significant accounting policies

       (a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

       (b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5.   CanScot Acquisition

On August 5, 2003, APF Energy and CanScot entered into an agreement whereby APF Energy agreed to acquire CanScot at a price of $2.60 per share, payable at the option of the CanScot shareholders in cash, or in Trust Units of the Trust, based on an exchange ratio of 0.226 Trust Units for each CanScot Share.

The pro-forma consolidated statements of operations and cash distributions assume the CanScot shareholders elect entirely for cash. If the CanScot shareholders were to elect entirely for Trust Units, net income per Unit would be $0.47 ($0.41 diluted) and the deemed cash distribution per Unit would decrease to $1.65 per Unit ($1.47 diluted).

                  PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
                       THREE MONTHS ENDED MARCH 31, 2003


COMPILATION REPORT

TO THE TRUSTEE OF APF ENERGY TRUST
AND TO THE DIRECTORS OF APF ENERGY INC.

We have read the accompanying unaudited pro-forma consolidated balance sheet of APF Energy Trust (the "Trust") as at March 31, 2003 and unaudited pro-forma consolidated statements of operations and cash distributions for the three month period then ended, and have performed the following procedures.

1. Compared the figures in the columns captioned "APF Energy Trust, Nycan Energy Corp. and CanScot Resources Ltd." to the unaudited financial statements of the applicable entity for the three months ended March 31, 2003, and found them to be in agreement.

2. Compared the figures in the column captioned "Hawk Oil Inc." to the unaudited financial statements of the applicable entity for the one month ended January 31, 2003 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

       (a)    the basis for determination of the pro-forma adjustments; and

       (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

       (a) described to us the basis for determination of the pro-forma adjustments, and

       (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned "APF Energy Trust, Nycan Energy Corp. and CanScot Resources Ltd." for the three months ended March 31, 2003 and the column captioned "Hawk Oil Inc." for the one month ended January 31, 2003, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.



                                   (Signed)  "PricewaterhouseCoopers LLP"
                                   Chartered Accountants

Calgary, Alberta
August 18, 2003

     COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND
                        UNITED STATES REPORTING STANDARDS

The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express an opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statements of earnings and cash flow from operations.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta Canada
August 18, 2003

APF ENERGY TRUST
Pro-Forma Consolidated Balance Sheet
(Unaudited)
MARCH 31, 2003


                                    APF ENERGY TRUST      NYCAN ENERGY        CANSCOT
                                        MARCH 31,            CORP.           RESOURCES         ADJUSTMENTS
                                          2003           MARCH 31, 2003    MARCH 31, 2003       (NOTE 2A)           TOTAL
                                            $                  $                 $                  $                 $
                                    ----------------     --------------    --------------     -------------       -----------
ASSETS
CURRENT ASSETS
Cash                                    2,039,400                 --            712,746                 --          2,752,146
Accounts receivable                    25,920,143          3,895,000          2,805,544                 --         32,620,687
Other current assets                    2,660,302             10,000            221,095                 --          2,891,397
                                      -----------         ----------         ----------         ----------        -----------
                                       30,619,845          3,905,000          3,739,385                 --         38,264,230
SITE RESTORATION FUND                   1,133,073          1,133,073
ADVANCES TO RELATED PARTY                      --                 --             25,000                                25,000
GOODWILL                               22,553,871                 --                --          25,822,550         48,376,421
PROPERTY, PLANT AND EQUIPMENT         313,609,774         34,337,000         17,470,465         29,367,535        394,784,773
                                      -----------         ----------         ----------         ----------        -----------
                                      367,916,563         38,242,000         21,234,850         55,190,085        482,583,498
                                      -----------         ----------         ----------         ----------        -----------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued
  liabilities                          22,093,968          3,678,000          3,593,945          2,118,117         31,484,030
Cash distribution payable               4,991,621                 --                 --                 --          4,991,621
Bank indebtedness                              --          6,521,000          1,795,000         (8,316,000)                --
                                      -----------         ----------         ----------         ----------        -----------
                                       27,085,590         10,199,000          5,388,945         (6,197,883)        36,475,651
FUTURE INCOME TAXES                    58,928,769          7,252,000          1,982,877        (14,629,425)        82,793,071
LONG-TERM DEBT                         97,000,000                                              (19,770,319)        77,229,681
SITE RESTORATION LIABILITY              7,077,024            569,000            366,162                 --          8,012,186
MINORITY INTEREST                              --                 --            283,728                               283,728
                                      -----------         ----------         ----------         ----------        -----------
                                      190,091,382         18,020,000          8,021,712        (11,338,777)       204,794,317
                                      -----------         ----------         ----------         ----------        -----------
UNITHOLDERS' EQUITY
SHARE CAPITAL                                  --          8,161,000         11,228,586        (19,389,586)                --
UNITHOLDERS' INVESTMENT ACCOUNT       252,336,077                 --                 --         52,364,000        304,700,077
CONVERTIBLE DEBENTURES                                                                          47,600,000         47,600,000
ACCUMULATED EARNINGS                   49,205,098         12,061,000          1,984,552        (14,045,552)        49,205,098
ACCUMULATED CASH DISTRIBUTIONS       (123,715,994)                --                                    --       (123,715,994)
                                      -----------         ----------         ----------         ----------        -----------
                                      177,825,181         20,222,000         13,213,138         66,528,862        277,789,181
                                      -----------         ----------         ----------         ----------        -----------
                                      367,916,563         38,242,000         21,234,850         55,190,085        482,583,498
                                      -----------         ----------         ----------         ----------        -----------

APF ENERGY TRUST
Pro-Forma Consolidated Statement of Operations
(Unaudited)
MARCH 31, 2003




                                                                              NYCAN ENERGY
                                  APF ENERGY TRUST      HAWK OIL INC.              CORP.
                                    THREE MONTHS          ONE MONTH           THREE MONTHS
                                        ENDED               ENDED            ENDED MARCH 31,
                                   MARCH 31, 2003      JANUARY 31, 2003            2003
                                          $                   $                      $
                                  ----------------     ----------------      ---------------

REVENUE
Oil and natural gas                  44,092,912             3,065,604             5,228,000
Royalties expense, net of
ARTC                                 (9,091,572)             (418,946)             (982,000)
Other operating revenue                 408,880                    --                    --
                                     ----------             ---------             ---------
                                     35,410,220             2,646,658             4,246,000
EXPENSES
Operating                             6,718,504               670,479               757,000
General and
  administrative- net                 1,374,072             1,864,314               421,000
Interest on long-term debt            1,153,144                24,546                75,000
Capital and other taxes                 835,761
Depletion and amortization            9,953,025               443,262               894,000
Site restoration                        721,061
                                     ----------             ---------             ---------
                                     20,755,567             3,002,601             2,147,000
                                     ----------             ---------             ---------
OPERATING INCOME                     14,654,653              (355,943)            2,099,000

PROVISION FOR INCOME
  TAXES (RECOVERY)
Current                                      --                 5,200               218,000
Future                                1,038,416               (50,348)              403,000
                                     ----------             ---------             ---------
NET INCOME BEFORE
  MINORITY INTEREST                  13,616,237              (310,795)            1,478,000

MINORITY INTEREST

                                     ----------             ---------             ---------
NET INCOME FOR THE PERIOD            13,616,237              (310,795)            1,478,000

NET INCOME PER UNIT -
  BASIC                                    0.54
                                     ----------             ---------             ---------
NET INCOME PER UNIT -
  DILUTED                                  0.54
                                     ----------             ---------             ---------




                                CANSCOT RESOURCES
                                       LTD.
                                   THREE MONTHS
                                    MARCH 31,           ADJUSTMENTS
                                       2003              (NOTE 2B)                 TOTAL
                                        $                    $                       $
                                -----------------      ------------             -----------
REVENUE
Oil and natural gas                3,110,843                                     55,497,359
Royalties expense, net of
ARTC                                (606,871)                                   (11,099,389)
Other operating revenue               44,691                                        453,571
                                  ----------             ---------              -----------
                                   2,548,663                                     44,851,541
EXPENSES
Operating                            414,075                                      8,560,058
General and
administrative- net                  278,265                                      3,937,651
Interest on long-term debt            21,154              (351,079)(ii)             922,765
Capital and other taxes                                     14,777 (v)              850,538
Depletion and amortization           749,788             1,285,765 (i)(iv)       13,325,841
Site restoration                                            67,953 (iv)             789,014
                                  ----------             ---------              -----------
                                   1,463,282             1,017,416               28,385,867
                                  ----------             ---------              -----------
OPERATING INCOME                   1,085,381            (1,017,416)              16,465,674

PROVISION FOR INCOME
  TAXES (RECOVERY)                                        (260,322)(iii)
Current                               51,899               (14,777)(v)                   --
Future                               246,418              (426,704)(iii)          1,210,782
                                  ----------             ---------              -----------
NET INCOME BEFORE
MINORITY INTEREST                    787,064              (315,613)              15,254,893

MINORITY INTEREST                     24,564                                         24,564
                                  ----------             ---------              -----------
NET INCOME FOR THE PERIOD            762,500              (315,613)              15,230,329
NET INCOME PER UNIT -
  BASIC                                                                                0.47
                                  ----------             ---------              -----------
NET INCOME PER UNIT -
  DILUTED                                                                              0.41
                                  ----------             ---------              -----------

APF ENERGY TRUST
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
MARCH 31, 2003



                                                                                NYCAN ENERGY
                                 APF ENERGY TRUST        HAWK OIL INC.              CORP.
                                   THREE MONTHS           ONE MONTH          THREE MONTHS ENDED
                                       ENDED                ENDED              ENDED MARCH 31,
                                  MARCH 31, 2003       JANUARY 31, 2003              2003
                                         $                    $                        $
                                -----------------      ----------------      ------------------
REVENUE
Oil and natural gas                  44,092,912             3,065,604             5,228,000
Other operating revenue                 408,880
Gross overriding and
  lessor's royalties                 (3,956,888)              (10,313)             (640,000)
                                     ----------             ---------             ---------
                                     40,544,904             3,055,291             4,588,000

EXPENSES
Operating costs                       6,718,504               670,479               757,000
General and administrative
  expense                             1,023,574             1,864,314               421,000
Debt service charges                  1,153,144                24,546                75,000
Capital expenditures
  funded from cash flow               5,566,626                                   1,706,000
Discretionary debt
  repayment                           6,077,749                87,319             1,287,000
Site restoration fund
  contribution                          483,000
Capital and other taxes                 835,761
                                     ----------             ---------             ---------
                                     21,858,358             2,646,658             4,246,000
                                     ----------             ---------             ---------
INCOME SUBJECT TO THE
  ROYALTY                            18,686,546               408,633               342,000
                                     ----------             ---------             ---------

99% OF INCOME SUBJECT TO
  THE ROYALTY                        18,499,680               404,547               338,580

CROWN CHARGES - NET                  (5,083,337)             (404,547)             (338,580)
INTEREST ON CONVERTIBLE
DEBENTURES
GENERAL AND
ADMINISTRATIVE COSTS OF
  THE TRUST                            (350,498)
                                     ----------             ---------             ---------
CASH AVAILABLE TO BE
DISTRIBUTED                          13,065,844                    --                    --

CASH DISTRIBUTED TO DATE              8,074,224                    --                    --
                                     ----------             ---------             ---------
CASH DISTRIBUTION
  PAYABLE                             4,991,620                    --                    --
                                     ----------             ---------             ---------
ACTUAL/DEEMED CASH
DISTRIBUTION DECLARED
  PER UNIT - BASIC                         0.51
                                     ----------             ---------             ---------
ACTUAL/DEEMED CASH
DISTRIBUTION DECLARED
  PER UNIT - DILUTED                       0.51
                                     ----------             ---------             ---------


                                  CANSCOT RESOURCES
                                        LTD.
                                     THREE MONTHS
                                       MARCH 31,              ADJUSTMENTS
                                         2003                   (NOTE 2)             COMBINED
                                           $                       $                    $
                                  -----------------        -----------------       ------------
REVENUE
Oil and natural gas                     3,110,843                                   55,497,359
Other operating revenue                    44,691                                      453,571
Gross overriding and
  lessor's royalties                     (259,171)                                  (4,866,372)
                                        ---------            -----------            ----------
                                        2,896,363                                   51,084,558
EXPENSES
Operating costs                           414,075                                    8,560,058
General and administrative
  expense                                 278,265                                    3,587,153
Debt service charges                       21,154               (351,079)(ii)          922,765
Capital expenditures
  funded from cash flow                 1,835,169                                    9,107,795
Discretionary debt
  repayment                                                   (4,266,472)(vi)        3,185,596
Site restoration fund
  contribution                                                                         483,000
Capital and other taxes                                           14,777 (v)           850,538
                                        ---------            -----------            ----------
                                        2,548,663             (4,602,774)           26,696,905
                                        ---------            -----------            ----------
INCOME SUBJECT TO THE
  ROYALTY                                 347,700              4,602,774            24,387,653
                                        ---------            -----------            ----------
99% OF INCOME SUBJECT TO
  THE ROYALTY                             344,223              4,556,746            24,143,776

CROWN CHARGES - NET                      (344,223)                                  (6,170,687)
INTEREST ON CONVERTIBLE
DEBENTURES                                                    (1,158,904)(vi)       (1,158,904)
GENERAL AND
ADMINISTRATIVE COSTS OF
  THE TRUST                                                                           (350,498)
                                        ---------            -----------            ----------
CASH AVAILABLE TO BE
  DISTRIBUTED                                  --              3,397,842            16,463,687

CASH DISTRIBUTED TO DATE                       --              3,397,842            11,472,066
                                        ---------            -----------            ----------
CASH DISTRIBUTION
  PAYABLE                                      --                     --             4,991,621
                                        ---------            -----------            ----------
ACTUAL/DEEMED CASH
DISTRIBUTION DECLARED
  PER UNIT - BASIC                                                                        0.51
                                        ---------            -----------            ----------
ACTUAL/DEEMED CASH
DISTRIBUTION DECLARED
  PER UNIT - DILUTED                                                                      0.45
                                        ---------            -----------            ----------

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
MARCH 31, 2003


1.   Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Hawk Oil Inc. ("Hawk"), Nycan Energy Corp. ("Nycan") and CanScot Resources Ltd. ("CanScot"). Hawk, Nycan and CanScot were involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the March 31, 2003 unaudited consolidated historical financial statements of the Trust, the one month January 31, 2003 unaudited financial statements of Hawk, the March 31, 2003 unaudited financial statements of Nycan, the March 31, 2003 unaudited financial statements of CanScot, and the assumptions set out in note 2 below.

The Hawk shares were purchased by the Trust through a take-over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take-over bid, which closed April 28, 2003. The CanScot Shares are to be purchased by the Trust through a take-over bid, expected to close in September 2003. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2003. The pro-forma consolidated balance sheet gives effect to those transactions at March 31, 2003.

The pro-forma consolidated financial statements do not give effect to any transaction that does not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements give effect to the funds raised by the Prospectus of the Trust dated March 19, 2003 and the Prospectus of the Trust dated June 26, 2003.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk, Nycan and CanScot have been accounted for as business acquisitions. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Hawk as at and for the year ended December 31, 2002, the audited financial statements of Nycan as at and for the year ended December 31, 2002 and the audited financial statements of CanScot for the year ended December 31, 2002.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2.   Pro-forma adjustments and assumptions

     (a) The pro-forma consolidated balance sheet of the Trust as at March 31, 2003, has been prepared as if the following transactions had been completed as of the balance sheet date:

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
MARCH 31, 2003
--------------------------------------------------------------------------------

   (I)    NYCAN ACQUISITION

          The purchase by the Trust of 100% of the shares of Nycan for $34,374,352 before adjustments and other costs, paid 100% in cash is accounted for as a business combination and is allocated as follows:


          Property plant and equipment                            $ 47,495,000
          Goodwill                                                   8,261,533
          Current assets                                             3,905,000
          Current liabilities                                       (3,678,000)
          Bank debt                                                 (6,521,000)
          Future site restoration                                     (569,000)
          Future income taxes                                      (13,266,064)
                                                                  ------------
          Net                                                     $ 35,627,469
                                                                  ============
          Paid by:
                   Bank Indebtedness                                34,374,352
                   Transaction costs including severance             1,253,117
                                                                  ------------
                                                                  $ 35,627,469
                                                                  ============


   (II)   CANSCOT ACQUISITION

          The purchase by the Trust of 100% of the Shares of CanScot for $34,891,329 before adjustments and other costs is assumed to be paid 100% in cash, and is accounted for as a business combination and is allocated as follows:


          Property plant and equipment                            $ 33,680,000
          Goodwill                                                  17,561,017
          Current assets                                             3,051,639
          Current liabilities                                       (3,593,945)
          Bank debt                                                 (3,694,254)
          Future site restoration                                     (366,162)
          Minority Interest                                           (283,728)
          Future income taxes                                      (10,598,238)
                                                                  ------------
          Net                                                     $ 35,756,329
                                                                  ============
          Paid by:
                   Bank Indebtedness                                34,891,329
                   Transaction costs                                   865,000
                                                                  ------------
                                                                  $ 35,756,329
                                                                  ============

   (III)  PUBLIC EQUITY ISSUE

          The issuance by the Trust of 5,300,000 Trust Units at a price of $10.40 per Trust Unit. The net proceeds of the offering, after deducting Underwriters' commissions, was used to fund the Nycan acquisition and repay debt.

   (IV)   ISSUE OF DEBENTURES

          The issuance by the Trust of 50,000, 9.40% convertible unsecured subordinated debentures at a price of $1,000 per Debenture, net of Underwriters' commissions and offering expenses.

   (b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2003.

APF ENERGY TRUST
Notes to Pro-Forma Consolidated Financial Statements
(Unaudited)
MARCH 31, 2003
--------------------------------------------------------------------------------

           (i) The purchase price allocated to the Hawk capital assets, the Nycan capital assets and the CanScot assets are amortized on a unit of production basis;

           (ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units, and from the issue of Debentures pursuant to prospectuses, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

           (iii) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2003. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

           (iv) site restoration in the case of Hawk, Nycan, and CanScot has been reclassed from depletion and amortization;

           (v) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

           (vi) the pro-forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period (36,677,336 diluted).

3.   Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,474 Trust Units issued as part of the settlement for the Hawk shares, 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus. Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4.   Other significant accounting policies

     (a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

     (b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5.   CanScot Acquisition

On August 5, 2003, APF Energy and CanScot entered into an agreement whereby APF Energy agreed to acquire CanScot at a price of $2.60 per share, payable at the option of the CanScot shareholders in cash, or in Trust Units of the Trust, based on an exchange ratio of 0.226 Trust Units for each CanScot Share.

The pro-forma consolidated statements of operations and cash distributions assume the CanScot shareholders elect entirely for cash. If the CanScot shareholders were to elect entirely for Trust Units, net income per Unit would be $0.44 ($0.39 diluted) and the deemed cash distribution per unit would decrease to $0.47 per Unit ($0.41 diluted).

        APPROVAL AND CERTIFICATE OF APF ENERGY INC. AND APF ENERGY TRUST

August 18, 2003


The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to the holders of Common Shares of CanScot Resources Ltd. has been authorized by the board of directors of APF Energy Inc. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

                                APF ENERGY INC.




(Signed) "Martin Hislop"                    (Signed) "Alan MacDonald"
         Chief Executive Officer                     Chief Financial Officer




                       On behalf of the Board of Directors




(Signed) "Daniel Mercier"                   (Signed) "William Dickson"
         Director                                    Director


                                APF ENERGY TRUST
                               BY APF ENERGY INC.




(Signed) "Martin Hislop"                    (Signed) "Alan MacDonald"
         Chief Executive Officer                     Chief Financial Officer




                       On behalf of the Board of Directors




(Signed) "Daniel Mercier"                   (Signed) "William Dickson"
         Director                                    Director

                           OFFICE OF THE DEPOSITARY,
                     COMPUTERSHARE TRUST COMPANY OF CANADA
                     Toll Free (Canada and United States):
                                 1-800-564-6253
                    Email: caregistryinfo@computershare.com

                                     BY MAIL
                                  P.O. Box 7021
                            31 Adelaide Street East
                            Toronto, Ontario M5C 3H2
                          Attention: Corporate Actions

                              BY HAND OR BY COURIER

      100 University Avenue                          Watermark Tower
             9th Floor                       Suite 600, 530 - 8th Avenue S.W.
        Toronto, Ontario                           Calgary, Alberta
              M5J 2Y1                                    T2P 3S8

  Attention:  Corporate Actions                Attention:  Corporate Actions

                       THE DEALER MANAGER OF THE OFFER IS:

                          CANACCORD CAPITAL CORPORATION

                            Telephone: (403) 508-3871
                            Facsimile: (403) 508-3866



Any questions and requests for assistance may be directed by Shareholders to the
   Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY APF ENERGY INC. AND APF ENERGY TRUST FOR ALL OF THE COMMON SHARES OF CANSCOT RESOURCES LTD. DATED AUGUST 18, 2003.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary, the Dealer Manager (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

                              LETTER OF TRANSMITTAL

                         TO ACCOMPANY CERTIFICATES FOR
                                 COMMON SHARES
                                       OF
                             CANSCOT RESOURCES LTD.
          TO BE DEPOSITED PURSUANT TO THE OFFER DATED AUGUST 18, 2003
                                       OF
                      APF ENERGY INC. AND APF ENERGY TRUST

      THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 2:00 P.M. (CALGARY TIME)
        ON SEPTEMBER 23, 2003 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for Common Shares (the "CanScot Shares") of CanScot Resources Ltd. ("CanScot") deposited pursuant to the offer (the "Offer") dated August 18, 2003 made by APF Energy Inc. and APF Energy Trust (collectively "APF") to holders of CanScot Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such CanScot Shares according to the Procedure for Guaranteed Delivery set forth in
Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated August 18, 2003 that accompanies this Letter of Transmittal.

TO:     APF ENERGY INC. and APF ENERGY TRUST
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned delivers to you the enclosed certificate(s) for CanScot Shares and, subject only to the provisions of the Offer and applicable law regarding withdrawal, irrevocably accepts the Offer for such CanScot Shares upon the terms and conditions contained in the Offer. Details of the enclosed certificate(s) are as follows:

                         DESCRIPTION OF SHARES DEPOSITED
            (if insufficient space, attach a list in the form below)


                                                                             Name of Shareholder
Number of Shares Deposited*                Certificate No.                     (please print)
---------------------------                ---------------                   -------------------



*See Instruction 6.

Shareholders resident in a jurisdiction other than Canada or the U.S. see Instruction 12 for important information.

     The undersigned Shareholder:

1.   acknowledges receipt of the Offer and Circular dated August 18, 2003;

2. delivers to you the enclosed certificate(s) representing CanScot Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the CanScot Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to APF all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after August 5, 2003 (collectively, the "Other Securities"), effective on and after the date that APF takes up and pays for the Purchased Securities (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (and Other Securities) to any other person; (b) the undersigned owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Securities (and any Other Securities) complies with applicable securities laws; and (d) when the Purchased Securities (and any Other Securities) are taken up and paid for by APF, APF will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which the trust units of APF Energy Trust ("APF Trust Units") and/or cheques may be lawfully delivered, directs APF and the Depositary, upon APF taking up the Purchased Securities: (a) to issue or cause to be issued certificates(s) for APF Trust Units to which the undersigned is entitled for the Purchased Securities under the Offer and/or cheques in the name indicated below and to send such certificates and/or cheques by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for CanScot Shares not purchased to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by CanScot);

5.   waives any right to receive notice of purchase of the Purchased Securities;

6. irrevocably constitutes and appoints any officer of APF Energy Inc., and each of them, and any other person designated by APF Energy Inc. in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer and the Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by CanScot; and (b) to exercise any and all rights of the holder of the Purchased Securities and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of CanScot, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Securities or Other Securities;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of CanScot and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to APF any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by APF as the proxy or proxy nominee or nominees of the holder of the Purchased Securities or Other Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if CanScot should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the CanScot Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of APF or its nominees or transferees on the registers maintained by CanScot of such CanScot Shares following acceptance thereto for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of APF and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of APF, accompanied by appropriate documentation of transfer. Pending such remittance, APF will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by APF pursuant to the Offer or deduct from the consideration payable by APF pursuant to the Offer the amount or value thereof, as determined by APF in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to APF;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any CanScot Shares or Other Securities deposited pursuant to the Offer will be determined by APF in its sole discretion and that such determination shall be final and binding and acknowledges that: (a) APF reserves the absolute right to reject any and all deposits which it reasonably determines not to be in a proper form or which may be unlawful to accept under the laws of any jurisdiction; (b) APF reserves the absolute right to waive any defect or irregularity in the deposit of any Purchased Securities or Other Securities; and (c) there shall be no duty or obligation on APF, the Dealer Manager, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with APF and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto be drawn up exclusively in the English language. En signant la presente Lettre de transmission, le soussigne est repute avoir convenu avec APF et le depositaire que tous les contrats decoulant de l'Offre et de la presente Lettre de transmission et tous les documents afferents soient rediges exclusivement en anglais;

13. acknowledges that the APF Trust Units issuable pursuant to the Offer have not been and will not be registered or otherwise qualified for distribution under the laws of any jurisdiction outside of Canada or the United States; and

14.  hereby declares that the undersigned:

     (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

     (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction.

                                      BOX A

ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS IN THE NAME OF:
(please print or type):

To be completed only if the cheque(s) and/or the certificate(s) are not to be issued in the name of the registered holder.


-------------------------------------------------------------------------------
                                     (Name)


-------------------------------------------------------------------------------
                           (Street Address and Number)


-------------------------------------------------------------------------------
                          (City and Province or State)


-------------------------------------------------------------------------------
                         (County and Postal (Zip) Code)


-------------------------------------------------------------------------------
                             (Telephone - Business)




-------------------------------------------------------------------------------
             (Social Insurance Number or Tax Identification Number)


                                      BOX B

SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS TO: (please print or type)



-------------------------------------------------------------------------------
                                     (Name)


-------------------------------------------------------------------------------
                           (Street Address and Number)


-------------------------------------------------------------------------------
                          (City and Province or State)


-------------------------------------------------------------------------------
                        (Country and Postal (Zip) Code)

[  ]      HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR APF TRUST UNITS FOR
          PICK-UP AT THE OFFICE OF THE DEPOSITARY


                                      BOX C

Under the Offer, the undersigned hereby elects to receive for the CanScot Shares deposited, subject to adjustments in accordance with the terms of the Offer (please check one and fill in number of CanScot Shares if required):

[  ]   $2.60 (Canadian) cash from APF (the "Cash Alternative") in respect of each of ___________ (insert number) CanScot Shares deposited; or

[  ]   0.226 of an APF Trust Unit (the "Trust Unit Alternative") in respect of each of ___________ (insert number) CanScot Shares deposited.

THE TOTAL NUMBER OF CANSCOT SHARES TENDERED UNDER THE CASH ALTERNATIVE AND TRUST UNIT ALTERNATIVE MUST EQUAL THE TOTAL NUMBER OF CANSCOT SHARES TENDERED TO THE OFFER.

IF AN ELECTION IS NOT MADE OR, IF MADE, IS NOT PROPERLY MADE, THE UNDERSIGNED WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE OPTION.


                                      BOX D

[  ]   CHECK HERE IF CANSCOT SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF
       GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder: ___________________________________________________

Date of Execution of Notice of Guaranteed Delivery: __________________________

Name of Institution which Guaranteed Delivery: _______________________________

                                      BOX E

         Investment Dealer or Broker Soliciting Acceptance of the Offer

_____________________________    ______________________    ____________________
Firm                             Telephone Number          Fax Number

_____________________________    ______________________________________________
Registered Representative        Address

[ ]    CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED.


Signature guaranteed by                            Dated:___________________________________ , 2003
(if required under Instruction 4):

____________________________________________       _____________________________________________________
Authorized Signature                               Signature of Shareholder or Authorized Representative
                                                   (See Instruction 3)

____________________________________________       _____________________________________________________
Name of Guarantor (please print or type)           Name of Shareholder (please print or type)

____________________________________________       _____________________________________________________
Address (please print or type)                     Name of Authorized Representative, if applicable
                                                   (please print or type)

                                  INSTRUCTIONS

1.   USE OF LETTER OF TRANSMITTAL

a. This Letter of Transmittal, or a manually signed photocopy thereof, properly completed and signed as required by the instructions set forth below, together with accompanying certificate(s) representing the Purchased Securities, must be received by the Depositary at any of the offices specified below before the Expiry Time (2:00 p.m. (Calgary time) on September 23, 2003) unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b. The method of delivery of this Letter of Transmittal, certificates representing Purchased Securities and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary. APF recommends that such documents be delivered by hand to the Depositary and a receipt, or an acknowledgement of receipt, be obtained. If such documents are mailed, APF recommends that registered mail with return receipt be used and that proper insurance be obtained. SHAREHOLDERS WHOSE CANSCOT SHARES ARE REGISTERED IN THE NAME OF A NOMINEE SHOULD CONTACT THEIR STOCKBROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE IN DEPOSITING THEIR CANSCOT SHARES.

2.   PROCEDURES FOR GUARANTEED DELIVERY

If a Shareholder wishes to deposit CanScot Shares pursuant to the Offer and: (i) the certificate(s) representing such CanScot Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such CanScot Shares and all other required documents to the Depositary prior to the Expiry Time, such CanScot Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such a deposit is made by or through an Eligible Institution (as defined below);

b. a properly completed and duly executed Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Letter of Transmittal, or a manually signed photocopy thereof, is received by the Depositary at its office in TORONTO listed below prior to the Expiry Time; and

c. the certificate(s) representing the Purchased Securities, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed photocopy hereof, covering such Purchased Securities and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in TORONTO listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

"ELIGIBLE INSTITUTION" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3.   SIGNATURES

This Letter of Transmittal must be completed and signed by the holder of CanScot Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

a. If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Securities or if certificates representing APF Trust Units are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.   GUARANTEE OF SIGNATURES

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Securities, if certificate(s) representing APF Trust Units are to be issued to a person other than such registered owner(s) (see Box
A) as shown on the register of Shareholders maintained by CanScot, or if Purchased Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than that of the registered owner(s) as shown on the register of Shareholders maintained by CanScot, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.   FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of APF or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.   PARTIAL TENDERS

If less than the total number of CanScot Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of CanScot Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of CanScot Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of CanScot Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.   SOLICITATION

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8.   FRACTIONAL TRUST UNITS

Fractional Trust Units will not be issued. In lieu of fractional Trust Units cash will be paid for such fractional interest computed on the basis of $11.50 per Trust Unit for each registered Shareholder.

9.   MISCELLANEOUS

a. If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Securities, additional certificate numbers and number of Purchased Securities may be included in a separate signed list affixed to this Letter of Transmittal.

b. If Purchased Securities are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted. All Shareholders who deposit Purchased Securities by execution of this Letter of Transmittal (or a facsimile thereof), hereby waive any right to receive notice of acceptance of Purchased Securities for payment.

d. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of CanScot Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta and the courts of appeal therefrom.

e. Additional copies of the Offer and Circular (including documents incorporated therein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Dealer Manager at their offices at the addresses listed below.

10.  COMMISSIONS

No brokerage fees or commissions will be payable if the Offer is accepted by depositing CanScot Shares directly with the Depositary or the Dealer Manager.

11.  LOST CERTIFICATES

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

12.  SHAREHOLDERS NOT RESIDENT IN CANADA OR THE U.S.

The APF Trust Units issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any jurisdiction outside Canada or the United States.

                               THE DEPOSITARY IS:
                      COMPUTERSHARE TRUST COMPANY OF CANADA

              Toll Free (Canada and United States): 1-800-564-6253
                    Email: caregistryinfo@computershare.com


                                     BY MAIL

                                 P.O. Box 7021
                            31 Adelaide Street East
                              Toronto, ON M5C 3H2

                          Attention: Corporate Actions

                               BY HAND OR COURIER


       100 University Avenue                         Watermark Tower
              9th Floor                     Suite 600, 530 - 8th Avenue S.W.
          Toronto, Ontario                          Calgary, Alberta
              M5J 2Y1                                    T2P 3S8

   Attention:  Corporate Actions              Attention:  Corporate Actions



                      THE DEALER MANAGER FOR THE OFFER IS:

                          CANACCORD CAPITAL CORPORATION
                           Telephone: (403) 508-3871
                           Facsimile: (403) 508-3866



ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS TO THE
   DEALER MANAGER OR THE DEPOSITARY AT THEIR RESPECTIVE TELEPHONE NUMBERS AND
                            LOCATIONS SET OUT ABOVE.

         The Depositary or the Dealer Manager (see the back page of the
       Letter of Transmittal for addresses and telephone numbers) or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor will assist you in
                 completing this Notice of Guaranteed Delivery.

                       THIS IS NOT A LETTER OF TRANSMITTAL
                          NOTICE OF GUARANTEED DELIVERY
                                      FOR
                            DEPOSIT OF COMMON SHARES
                                       OF
                             CANSCOT RESOURCES LTD.
           TO BE DEPOSITED PURSUANT TO THE OFFER DATED AUGUST 18, 2003
                    OF APF ENERGY INC. AND APF ENERGY TRUST

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein, but not defined in this Notice of Guaranteed Delivery, shall have the same meanings herein as given to them in the Offer and Circular dated August 18, 2003 that accompanies this Notice of Guaranteed Delivery.

This Notice of Guaranteed Delivery, or a manually executed facsimile copy hereof, may be used to accept the Offer if a holder of Common Shares of CanScot Resources Ltd. ("CanScot") wishes to deposit Common Shares of CanScot (the "CanScot Shares") pursuant to the Offer and either: (i) certificate(s) representing the CanScot Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificate(s) representing such CanScot Shares and all other required documents to the Depositary on or prior to the Offer's expiry time of 2:00 p.m. (Calgary time) on September 23, 2003 (unless extended or withdrawn) (the "Expiry Time").

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, all of the following conditions must be met:

     (a)  such deposit is made by or through an Eligible Institution;

     (b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually executed facsimile hereof, is received by the Depositary at its TORONTO office listed below, at or prior to the Expiry Time; and

     (c) the certificate(s) representing deposited CanScot Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal or a manually executed facsimile copy thereof, covering such CanScot Shares and all other documents required by the Letter of Transmittal ARE RECEIVED BY THE DEPOSITARY, AT ITS TORONTO OFFICE LISTED BELOW, ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON THE THIRD TRADING DAY ON THE TSX VENTURE EXCHANGE AFTER THE EXPIRY DATE.

THIS NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, TRANSMITTED BY FACSIMILE TRANSMISSION OR MAILED SO AS TO BE RECEIVED BY THE DEPOSITARY AT ITS TORONTO OFFICE LISTED BELOW PRIOR TO THE EXPIRY TIME AND MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT HEREIN.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER(s) OF TRANSMITTAL. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

TO:     APF ENERGY INC. AND APF ENERGY TRUST
AND TO: COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY


            BY MAIL                        BY HAND OR COURIER               BY FACSIMILE TRANSMISSION:
         P.O. Box 7021               100 University Avenue, 9th Floor
    31 Adelaide Street East             Toronto, Ontario M5J 2Y1                Fax: (416) 981-9663
   Toronto, Ontario M5C 3H2           Attention: Corporate Actions
 Attention: Corporate Actions

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.


The undersigned Shareholder hereby deposits, on and subject to the terms and conditions set forth in the Offer, the Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the CanScot Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner and Time of Acceptance" and Instruction 2 of the Letter of Transmittal.


NUMBER OF CANSCOT SHARES             CERTIFICATE NO.(IF AVAILABLE)       NAME AND ADDRESS(ES) OF SHAREHOLDER(s)(PLEASE PRINT)
------------------------             -----------------------------       ----------------------------------------------------



Under the Offer, the undersigned hereby elects to receive for the CanScot Shares deposited, subject to adjustments in accordance with the terms of the Offer (please check one and fill in number of CanScot Shares if required):

[  ]     $2.60 (Canadian) cash from APF (the "Cash Alternative") in respect of each of ___________ (insert number) CanScot Shares deposited; or

[  ]     0.226 of an APF Trust Unit (the "Trust Unit Alternative") in respect of each of ___________ (insert number) CanScot Shares deposited.

THE TOTAL NUMBER OF CANSCOT SHARES TENDERED UNDER THE CASH ALTERNATIVE AND TRUST UNIT ALTERNATIVE MUST EQUAL THE TOTAL NUMBER OF CANSCOT SHARES TENDERED TO THE OFFER.

IF AN ELECTION IS NOT MADE OR, IF MADE, IS NOT PROPERLY MADE, THE UNDERSIGNED WILL BE DEEMED TO HAVE ELECTED THE CASH ALTERNATIVE OPTION.


TOTAL CANSCOT SHARES     Area Code and Telephone Number during Business Hours:
                         (             )
--------------------     -----------------------------------------------------

                         Dated:
                         -----------------------------------------------------


                         -----------------------------------------------------
                                               (Signature)


NOTE: DO NOT SEND CERTIFICATES FOR CANSCOT SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR CANSCOT SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                    GUARANTEE

The undersigned, a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing the CanScot Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, ALL ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON THE THIRD TRADING DAY ON THE TSX VENTURE EXCHANGE AFTER THE EXPIRY DATE.


Name of Firm: ______________________________    Authorized Signature: __________________________________

Address of Firm: ___________________________    Name: __________________________________________________

                 ___________________________    Title: _________________________________________________

Telephone Number: __________________________    Dated: _________________________________________________

                                     PART II
                         INFORMATION NOT REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION OF DIRECTORS OR OFFICERS.

         Under the Business Corporations Act (Alberta) (the "ABCA"), APF Energy Inc., the corporation that provides the mind and management of the Registrant, may indemnify a present or former director or officer, or a person who acts or acted at the request of APF Energy Inc. as a director or officer of a body corporate of which APF Energy Inc. is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of APF Energy Inc. or such body corporate, if the director or officer acted honestly and in good faith with a view to the best interests of APF Energy Inc., and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be in connection with a derivative action only with court approval. A director of officer is entitled to indemnification from APF Energy Inc. as a matter of right if he was substantially successful on the merits, fulfilled the conditions set forth above, and is fairly and reasonably entitled to indemnity.

         The by-laws of APF Energy Inc. provide that, to the maximum extent permitted under the ABCA, APF Energy Inc. shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the request of APF Energy Inc. as a director of officer of a body corporate of which APF Energy Inc. is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of APF Energy Inc. or such body corporate.

         Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the United States Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

                  The following exhibits have been filed as part of this registration statement.

Exhibit
Number                                 Description
------                                 -----------
 1.1     Letter of Transmittal (included in Part I of this registration statement).

 1.2 Notice of Guaranteed Delivery (included in Part I of this registration statement).

 2.1     Pre-Offer Agreement, dated as of August 5, 2003, between APF Energy
         Inc. and Canscot Resources Ltd.

 2.2     Form of Lock-Up Agreement.

 2.3     Depositary Agreement, dated as of August 15, 2003, between APF Energy
         Inc. and Computershare Trust Company of Canada.

 2.4     Dealer Manager Agreement, dated as of August 12, 2003 between APF
         Energy Inc. and Canaccord Capital Corporation.

 3.1     Renewal Annual Information Form (the "AIF") of APF Energy Trust (the
         "Trust") dated May 15, 2003 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated June 19, 2003).

 3.2 Management's Discussion and Analysis of Financial Condition and Results of Operations of the Trust for the fiscal year ended December 31, 2002 incorporated by reference into the AIF (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated June 19, 2003).

 3.3 Prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim
         Financial Statements of Sellco", "Audited Operating Statements for
         Sellco Properties" and "Financial Statements of Kinwest" (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated April 21, 2003).

 3.4 Prospectus of the Trust dated June 26, 2003 as to only those portions thereof which appear under the headings "Intercorporate Relationships", "Recent Developments" and "Description of the Trust Units - The Trust
         Units" (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21,
         2003).

 3.5 Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular
         (incorporated by reference to the Trust's submission pursuant to Rule
         12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

 3.6 Unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002 contained in the first quarter interim report for 2003 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated June 19, 2003).

 3.7     Management's Discussion and Analysis for the three months ended March
         31, 2003 contained in the first quarter interim report for 2003
         (incorporated by reference to the Trust's submission pursuant to Rule
         12g3-2(b) of the Securities Exchange Act of 1934, dated June 19, 2003).

 3.8 Audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

 3.9 Audited comparative financial statements of Hawk Oil Inc. ("Hawk") for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon (incorporated by reference to the

        Trust's submission pursuant to Rule 12g3-2(b) of the Securities
        Exchange Act of 1934, dated August 12, 2003).

3.10    Audited consolidated comparative financial statements of Nycan Energy
        Corp. ("Nycan") for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

3.11 Unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

3.12 Material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
        Exchange Act of 1934, dated February 20, 2003).

3.13 Material change report of the Trust dated March 19, 2003 relating to the pre-offer agreement executed between APF Energy and Nycan
        (incorporated by reference to the Trust's submission pursuant to Rule
        12g3-2(b) of the Securities Exchange Act of 1934, dated March 20,
        2003).

3.14 Material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
        Exchange Act of 1934, dated April 21, 2003).

3.15 Material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
        Exchange Act of 1934, dated May 20, 2003).

3.16 Material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's Unitholder rights plan (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

3.17 Material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of 9.40% Convertible Unsecured
        Subordinated Debentures (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21, 2003).

3.18 Material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of Convertible Debentures (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21, 2003).

3.19 Material change report of the Trust dated August 11, 2003 relating to the offer to purchase all of the outstanding common shares of Canscot
        Resources Ltd. (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

4.1     Consent of Parlee McLaws LLP.

4.2     Consent of PricewaterhouseCoopers LLP.

4.3     Consent of Meyers Norris Penny LLP.

4.4     Consent of Gilbert Laustsen Jung Associates Ltd.

4.5     Consent of McDaniel & Associates Consultants Ltd.

4.6     Consent of Ashton Jenkins Mann Associates Ltd.

5.1 Powers of attorney (included on the signature page of this registration statement).

6.1 Trust Indenture, dated as of October 10, 1996, as amended and restated, between Computershare Trust Company of Canada and APF Energy Inc.

                                    PART III
                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

ITEM 1.           UNDERTAKINGS.

                  (a) The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this registration statement on Form F-8 or to transactions in said securities.

ITEM 2.           CONSENT TO SERVICE OF PROCESS.

                  (a) Concurrently with the filing of this registration statement on Form F-8, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                  (b) Concurrently with the filing of this registration statement on Form F-8, the trustee for the Trust Units has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                  (c) Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Alberta, Canada on the 18th day of August, 2003.

                            APF ENERGY TRUST
                            By: Its Authorized Attorney-in-Fact,
                                APF Energy Inc.

                            By: /s/ Martin Hislop
                                ------------------------------
                                Name:  Martin Hislop
                                Title: Chief Executive Officer

                               POWERS OF ATTORNEY

                  Each person whose signature appears below constitutes and appoints Martin Hislop and Steven Cloutier, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 18th day of August, 2003 in the capacities indicated.

SIGNATURE                               TITLE

/s/ Martin Hislop                       Chief Executive Officer and Director
--------------------------------        (principal executive officer)
Martin Hislop

________________________________        President and Chief Operating Officer
Steven Cloutier                         and Director

/s/ Alan MacDonald                      Vice-President Finance (principal
--------------------------------        financial and accounting officer)
Alan MacDonald

_______________________________         Director
Donald Engle

/s/ William Dickson                     Director
--------------------------------
William Dickson

/s/ Daniel Mercier                      Director
--------------------------------
Daniel Mercier

/s/ Robert MacDonald                    Director
--------------------------------
Robert MacDonald

                            AUTHORIZED REPRESENTATIVE

                  Pursuant to the requirements of Section 6(a) of the United States Securities Act of 1933, as amended, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, on August 18, 2003.

                                  APF ENERGY (USA) INC.

                                  By: /s/    Martin Hislop
                                      ---------------------
                                      Name:  Martin Hislop
                                      Title: President

                                  EXHIBIT INDEX

Exhibit
Number                                Description
------                                -----------
 1.1     Letter of Transmittal (included in Part I of this registration statement).

 1.2 Notice of Guaranteed Delivery (included in Part I of this registration statement).

 2.1     Pre-Offer Agreement, dated as of August 5, 2003, between APF Energy
         Inc. and Canscot Resources Ltd.

 2.2     Form of Lock-Up Agreement.

 2.3     Depositary Agreement, dated as of August 15, 2003, between APF Energy
         Inc. and Computershare Trust Company of Canada.

 2.4     Dealer Manager Agreement, dated as of August 12, 2003 between APF
         Energy Inc. and Canaccord Capital Corporation.

 3.1     Renewal Annual Information Form (the "AIF") of APF Energy Trust (the
         "Trust") dated May 15, 2003 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated June 19, 2003).

 3.2 Management's Discussion and Analysis of Financial Condition and Results of Operations of the Trust for the fiscal year ended December 31, 2002 incorporated by reference into the AIF (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated June 19, 2003).

 3.3 Prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim
         Financial Statements of Sellco", "Audited Operating Statements for
         Sellco Properties" and "Financial Statements of Kinwest" (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated April 21, 2003).

 3.4 Prospectus of the Trust dated June 26, 2003 as to only those portions thereof which appear under the headings "Intercorporate Relationships", "Recent Developments" and "Description of the Trust Units - The Trust
         Units" (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21,
         2003).

 3.5 Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the circular
         (incorporated by reference to the Trust's submission pursuant to Rule
         12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

 3.6 Unaudited interim consolidated financial statements of the Trust for the three months ended March 31, 2003 and 2002 contained in the first quarter interim report for 2003 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated June 19, 2003).

 3.7     Management's Discussion and Analysis for the three months ended March
         31, 2003 contained in the first quarter interim report for 2003
         (incorporated by reference to the Trust's submission pursuant to Rule
         12g3-2(b) of the Securities Exchange Act of 1934, dated June 19, 2003).

 3.8 Audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

 3.9 Audited comparative financial statements of Hawk Oil Inc. ("Hawk") for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).


3.10     Audited consolidated comparative financial statements of Nycan Energy
         Corp. ("Nycan") for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

3.11 Unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002 (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

3.12 Material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated February 20, 2003).

3.13 Material change report of the Trust dated March 19, 2003 relating to the pre-offer agreement executed between APF Energy and Nycan
         (incorporated by reference to the Trust's submission pursuant to Rule
         12g3-2(b) of the Securities Exchange Act of 1934, dated March 20,
         2003).

3.14 Material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated April 21, 2003).

3.15 Material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities
         Exchange Act of 1934, dated May 20, 2003).

3.16 Material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's Unitholder rights plan (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated May 20, 2003).

3.17 Material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of 9.40% Convertible Unsecured
         Subordinated Debentures (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21, 2003).

3.18 Material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of Convertible Debentures (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated July 21, 2003).

3.19 Material change report of the Trust dated August 11, 2003 relating to the offer to purchase all of the outstanding common shares of Canscot
         Resources Ltd. (incorporated by reference to the Trust's submission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, dated August 12, 2003).

4.1      Consent of Parlee McLaws LLP.

4.2      Consent of PricewaterhouseCoopers LLP.

4.3      Consent of Meyers Norris Penny LLP.

4.4      Consent of Gilbert Laustsen Jung Associates Ltd.

4.5      Consent of McDaniel & Associates Consultants Ltd.

4.6      Consent of Ashton Jenkins Mann Associates Ltd.

5.1 Powers of attorney (included on the signature page of this registration statement).

6.1 Trust Indenture, dated as of October 10, 1996, as amended and restated, between Computershare Trust Company of Canada and APF Energy Inc.